AGREEMENT AND PLAN OF MERGER

dated as of

December 23, 2009

by and among

CRANE CO.,

CRANE MERGER CO.

and

MERRIMAC INDUSTRIES, INC.

TABLE OF CONTENTS

Page
ARTICLE ONE -- THE TENDER OFFER	2

1.1. The Offer	2
1.2. Company Action	5
1.3. Top-Up Option	6
1.4. Directors	8

ARTICLE TWO – THE MERGER	9

2.1. The Merger	9
2.2. Closing	9
2.3. Effective Time	9
2.4. Effect of the Merger	10
2.5. Certificate of Incorporation; Bylaws	10
2.6. Directors and Officers	10
2.7. Merger Without Meeting of Stockholders	10
2.8. Conversion of Securities	10
2.9. Surrender of Shares; Stock Transfer Books	12
2.10. No Further Ownership Rights in Company Capital Stock	13
2.11. Lost, Stolen or Destroyed Certificates	13
2.12. Termination of Payment Account, Escheat, etc.	13
2.13. Company Equity Plans	14

ARTICLE THREE -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15

3.1. Organization and Standing; Subsidiaries	16
3.2. Capitalization	16
3.3. Authorization	18
3.4. Non-Contravention; Governmental Authorities and Consents	19
3.5. Compliance	20
3.6. Litigation	21
3.7. SEC Filings; Company Financial Statements	21
3.8. No Undisclosed Liabilities	23
3.9 Absence of Certain Changes or Events	24
3.10. Taxes	24
3.11. Title to Property and Assets	26
3.12. Intellectual Property	27
3.13. Insurance	30
3.14. Contracts	30
3.15. Permits; Compliance	33
3.16. Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws	34
3.17. Employment Matters	35

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3.18. Environmental Matters	36
3.19. Employee Benefits	38
3.20. Real Property	40
3.21. Interested Party Transactions	41
3.22. Top-Up Option	41
3.23. Schedule 14D-9; Offer Documents; Proxy Statement	42
3.24. Section 203	42
3.25. Takeover Laws	42
3.26. Opinion of Financial Advisor	42
3.27. Tender Agreements	42
3.28. Brokers’ and Finders’ Fees	42
3.29. No Reliance	42

ARTICLE FOUR -- REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	43

4.1. Organization and Standing	43
4.2. Authorization	43
4.3. Governmental Authorities and Consents	44
4.4. Company Disclosure Documents; Proxy Statement; Other Information	44
4.5. Sufficient Funds	44
4.6. Ownership of Shares	44
4.7. Litigation	44
4.8. Ownership of Merger Sub; No Prior Activities	45
4.9. No Reliance	45
4.10. Rule 14d-10(d)	45

ARTICLE FIVE – ADDITIONAL AGREEMENTS	46

5.1. Proxy Statement; Stockholders Meeting	46
5.2. Access to Information; Confidentiality; Financial Statements	47
5.3. No Solicitation of Transactions	47
5.4. Governmental Filings; Effort	51
5.5. Certain Notices	52
5.6. Public Announcements	53
5.7. Conduct of Business of the Company	53
5.8. Actions Requiring Parent’s Consent	53
5.9. Indemnification of Directors and Officers	58
5.10. Employee Matters	59
5.11. Takeover Laws	60
5.12. Section 16 Matters	60
5.13. Rule 14d-10(d)	61
5.14. Stockholder Litigation	61
5.15. Stock Exchange Delisting	61
5.16. Environmental Matters	62
5.17. Closing Conditions	62

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ARTICLE SIX – CONDITIONS TO THE MERGER	62

6.1. Conditions to Each Party’s Obligation to Effect the Merger	62

ARTICLE SEVEN – TERMINATION, AMENDMENT AND WAIVER	63

7.1. Termination	63
7.2. Effect of Termination	64
7.3. Fees and Expenses	65
7.4. Extension; Waiver	67
7.5. Amendment	67

ARTICLE EIGHT – GENERAL PROVISIONS	67

8.1. Non-Survival of Representations and Warranties	67
8.2. Parent Guarantee	67
8.3. Notices	68
8.4. Severability	68
8.5. Entire Agreement	69
8.6. Assignment	69
8.7. Parties in Interest	69
8.8. Specific Performance	69
8.9. Governing Law	69
8.10. Jurisdiction	69
8.11. Waiver of Jury Trial	70
8.12. Headings	70
8.13. Interpretation	70
8.14. Counterparts	70

Annexes and Exhibit

Annex A – Index of Defined Terms
Annex B – Tender Offer Conditions

Exhibit A – Certificate of Incorporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 23, 2009 by and among Crane Co., a Delaware corporation (“Parent”), Crane Merger Co., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Merrimac Industries, Inc., a Delaware corporation (the “Company”).  Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party” and collectively as the “Parties.” An index of terms defined in this Agreement is set forth on Annex A attached hereto.

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned subsidiary of Parent pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, on the terms and subject to the conditions set forth herein, including Annex B hereto, Parent shall cause Merger Sub to, and Merger Sub shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act), an offer (the “Offer”) to purchase for cash all of the issued and outstanding shares of the Company’s Common Stock, par value $.01 per share (the “Common Stock”), together with the associated common stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of March 19, 1999, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended as of June 9, 1999, April 7, 2000, October 26, 2000, February 21, 2001, February 28, 2002, September 18, 2002, December 13, 2004, March 14, 2007, March 19, 2009 and December 23, 2009 (the “Rights Agreement”), to the extent that the Rights Agreement is then in effect, at a price of $16.00 per share of Common Stock, or any higher price per share of Common Stock paid by Merger Sub pursuant to the terms of the Offer for shares of Common Stock tendered pursuant to the Offer;

WHEREAS, following consummation of the Offer, Merger Sub shall merge with and into the Company in the Merger and each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held in treasury of the Company and shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub or held by the Company or any Subsidiary of the Company, which will be canceled with no consideration issued in exchange therefor, and shares of Common Stock as to which appraisal rights have been perfected pursuant to the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Per Share Amount, all upon the terms and conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent, Merger Sub, the Company and certain officers, directors and principal stockholders of the Company listed in Section 3.27 of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) have entered into Tender and Voting Agreements (collectively, the “Tender Agreements”);

WHEREAS, the board of directors of the Company (the “Board of Directors”) has, subject to the terms and conditions of this Agreement, (a) determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and its stockholders, (b) approved and declared this Agreement advisable in accordance with the DGCL and (c) determined to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Merger Sub pursuant thereto and, to the extent applicable, to adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has approved the execution and delivery of this Agreement; and

WHEREAS, the board of directors of Parent and Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and of representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE ONE
THE TENDER OFFER

1.1.           The Offer.

(a)  Within ten business days (as such term is defined in Rule 14d-1(g)(3) promulgated under the Exchange Act, “Business Days”) after the date hereof, Merger Sub shall, and Parent shall cause Merger Sub to, (and the Company shall cooperate with Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) an offer to purchase all outstanding shares of Common Stock of the Company at the purchase price of $16.00 per share of Common Stock (such price, or any higher price per share of Common Stock paid by Merger Sub pursuant to the terms of the Offer, the “Per Share Amount”) and shall, on the date of commencement of the Offer but after affording the Company and its counsel reasonable opportunity to review and comment thereon and giving reasonable and good faith consideration to any comments made thereby, file a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, including the exhibits thereto, the “Schedule TO”) and all other necessary documents with the Securities and Exchange Commission (the “SEC”) and cause such documents to be disseminated to holders of shares of Common Stock, as required by Rule 14d-4 promulgated under the Exchange Act, in each case in connection with the Offer (the “Offer Documents”), and shall consummate the Offer, subject to the terms and conditions hereof and thereof.  The Offer Documents will comply in all material respects with the provisions of all applicable Federal securities Laws.  Subject to the terms and conditions of this Agreement and to the satisfaction or waiver of the conditions set forth in Annex B hereto (the “Tender Offer Conditions”), Parent shall cause Merger Sub to, and Merger Sub shall, upon the expiration of the Offer, accept for payment, and pay for (after giving effect to any required withholding or stock transfer Tax), all shares of Common Stock validly tendered pursuant to the Offer and not validly withdrawn on the Acceptance Date.  The obligation of Merger Sub to accept for payment and to pay for any shares of Common Stock validly tendered shall be subject solely to the satisfaction or waiver by Merger Sub of the Tender Offer Conditions.  The Per Share Amount shall be net to the seller in cash, without interest, subject to reduction for any applicable withholding or stock transfer Taxes payable by such seller.  No shares of Common Stock held by the Company or its Subsidiaries shall be tendered pursuant to the Offer.

(b)  Parent on behalf of Merger Sub expressly reserves the right from time to time, subject to Section 1.1(c) and Section 1.1(d), in its sole discretion, to waive any Tender Offer Condition, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company, Merger Sub shall not (i) decrease the Per Share Amount or change the form of consideration payable in the Offer (other than by adding consideration), (ii) decrease the number of shares of Common Stock to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as defined in Annex B), (iv) impose additional conditions to the Offer or modify any conditions to the Offer in a manner adverse to the holders of shares of Common Stock, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date; provided, however, that this clause (v) shall not limit the right of Parent and Merger Sub to extend the Expiration Date as required or permitted by Section 1.1(d), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner adverse to the holders of shares of Common Stock in their capacities as holders of shares of Common Stock.

(c)  No agreement or representation hereby is made or shall be made by Parent or Merger Sub with respect to information supplied by the Company expressly for inclusion in, or with respect to Company information derived from the Company SEC Filings that is included or incorporated by reference in, the Offer Documents.  Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect.  Parent and Merger Sub shall cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be promptly disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities Laws.  The Company and its counsel shall be given a reasonable opportunity to review and comment on any Offer Documents (including each amendment or supplement thereto) before they are filed with the SEC.  Parent and Merger Sub shall give reasonable and good faith consideration to any comments or other additions, deletions or changes made by the Company and its counsel with respect to any Offer Documents.  Parent and Merger Sub shall provide the Company with (in writing, if written), and shall consult with the Company regarding, any comments (written or oral) that may be received by Parent, Merger Sub or their counsel from the SEC or its staff with respect to the Offer Documents promptly after receipt thereof.  The Company and its counsel shall be given a reasonable opportunity to review and comment upon any proposed responses before they are filed with the SEC.

(d)  The initial expiration date of the Offer shall be at midnight, New York City time, on the 20th Business Day following the commencement of the Offer (determined using Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”).  Merger Sub shall not terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Section 7.1 hereof.  Notwithstanding the foregoing, unless this Agreement is terminated in accordance with ARTICLE SEVEN, Merger Sub, without Parent or Merger Sub obtaining the consent of the Company, (i) shall extend the Expiration Date for any period required by the rules and regulations of the SEC or the NYSE AMEX (“NYSE AMEX”) applicable to the Offer, including in connection with an increase in the Per Share Amount, (ii) shall extend the Expiration Date if, on any then scheduled Expiration Date, any of the Tender Offer Conditions is not satisfied or waived by Parent, for such periods of up to ten Business Days at a time (or such other period as shall be approved by the Company) which such period of time as Merger Sub may deem reasonably necessary, but, except as provided in Section 1.1(d)(iii) or as required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer (including in connection with an increase in the Per Share Amount), in no event may the Expiration Date be extended pursuant to this clause (ii) to a date later than the Outside Date, and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the 13th Business Day after the last to occur of any date on which (w) the Company shall have publicly announced the receipt of an Acquisition Proposal in the event such announcement is made less than ten Business Days prior to the Outside Date, (x) the Company publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten Business Days prior to the Outside Date, (y) an Adverse Recommendation Change has occurred less than ten Business Days prior to the Outside Date or (z) the Company advises Parent of an Acquisition Proposal in accordance with Section 5.3(d) if such advisement is received by Parent less than ten Business Days prior to the Outside Date.  Except as expressly provided in this Section 1.1(d), Parent shall not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for validly tendered shares of Common Stock that are not validly withdrawn.  Nothing in this Section 1.1(d) shall affect any termination rights in ARTICLE SEVEN.

(e)  In the event the Acceptance Date occurs but Merger Sub does not acquire a sufficient number of shares of Common Stock to enable a Short-Form Merger to occur pursuant to Section 2.7 hereof, Merger Sub may (in its sole discretion), until the Outside Date, provide a “subsequent offering period” for a number of days to be determined by Parent but not less than three nor more than 20 Business Days in accordance with Rule 14d-11 promulgated under the Exchange Act.

(f)  Promptly upon the satisfaction or waiver by Merger Sub of the Tender Offer Conditions in accordance with Section 1.1(b), Parent shall cause Merger Sub to, and Merger Sub shall, (i) as soon as practicable after the Expiration Date, accept for payment and pay for all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), which acceptance may be by oral notice to the Paying Agent, (ii) on the Acceptance Date, deposit or cause to be deposited with the Paying Agent, cash in U.S. dollars sufficient to pay the aggregate Per Share Amount for all such accepted shares of Common Stock and (iii) as soon as practicable following such deposit, cause the Paying Agent to pay for all shares of Common Stock so accepted for payment.  Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(g)  Promptly after the Acceptance Date, the Company shall take all action requested by Parent necessary to elect to be treated as a “controlled company” as defined by Section 801(a) of the NYSE AMEX Company Guide and make any necessary filings and disclosures associated with such status.

1.2.           Company Action.

            (a)  Subject to Section 5.3, the Company hereby consents to the Offer and to the inclusion of the Recommendation in the Offer Documents.

(b)  The Company shall file with the SEC, concurrently with the filing by Parent and Merger Sub of the Schedule TO with respect to the Offer, or as promptly as reasonably practicable thereafter, a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that will comply in all material respects with the provisions of all applicable Federal securities Laws.  The Company agrees to cause such Schedule 14D-9 to be disseminated to the stockholders of the Company along with the Offer Documents promptly after the commencement of the Offer (provided that Parent and Merger Sub shall use commercially reasonable efforts to cause the Schedule 14D-9 to be disseminated concurrently with, and in the same mailing envelope as, the Offer Documents, if requested by the Company).  Subject to Section 5.3 and to any Adverse Recommendation Change in accordance with this Agreement, the Schedule 14D-9 and the Offer Documents shall contain the Recommendation.  The Company agrees to promptly correct the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to written information supplied by it, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall cause the Schedule 14D-9 as so corrected or supplemented to be filed with the SEC and promptly disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities Laws.  Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC.  The Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.  The Company shall provide Parent and Merger Sub (in writing, if written), and consult with Parent and Merger Sub regarding, any comments (written or oral) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.  Parent and Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on any proposed responses before they are filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

(c)  In connection with the Offer, the Company shall promptly furnish, or cause its transfer agent to furnish, Parent and Merger Sub with mailing labels, security position listings, non-objecting beneficial owner lists and all reasonably available listings and computer files containing the names and addresses of the record holders of the Common Stock as of the most recent practicable date and shall furnish, or cause its transfer agent to furnish, Parent and Merger Sub with such additional available stockholder information and assistance (including updated lists of stockholders and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists as they become available) and such other assistance as Parent and Merger Sub or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Common Stock.  In connection with the Offer, the Company shall furnish Parent with such information and assistance as Parent or its officers, employees, accountants, counsel and other representatives may reasonably request in connection with the preparation of the Offer and Offer Documents and communicating the Offer to the record and beneficial holders of shares of Common Stock, and Parent and Merger Sub shall furnish the Company with such information as the Company or its officers, employees, accountants, counsel and other representatives may reasonably request in connection with the preparation of the Schedule 14D-9 and communicating the Schedule 14D-9 to the record and beneficial holders of shares of Common Stock.

1.3.           Top-Up Option.

           (a)  The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Per Share Amount (the “Per Common Share Price”), up to that number of newly issued shares of Common Stock (the “Top-Up Option Shares”) not to exceed 19.9% of the number of shares of Common Stock outstanding on the Acceptance Date such that the sum of (A) the number of shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub at the time of exercise of the Top-Up Option (excluding shares of Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) and (B) such number of Top-Up Option Shares equals one share of Common Stock more than 90% of the sum of (x) the total number of shares of Common Stock outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of shares of Common Stock that are issuable within ten Business Days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof but not giving effect to any shares of Common Stock reserved for issuance pursuant to the Rights, to the extent the Rights Agreement is then in effect.  The Top-Up Option may be exercised once during the 20 Business Day period following the Acceptance Date; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable Law shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval by the Company’s stockholders under applicable Law, (iii) immediately after the exercise of the Top-Up Option and issuance of the Top-Up Option Shares, the number of shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub (excluding shares of Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) constitutes one share of Common Stock more than 90% of the total outstanding shares of Common Stock and (iv) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of Common Stock not otherwise reserved for issuance for outstanding Company Stock Options or other obligations of the Company.  The Parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act of 1933, as amended (the “Securities Act”).  Parent and Merger Sub acknowledge that the shares of Common Stock that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  Parent and Merger Sub each agree that the Top-Up Option and the Top-Up Option Shares are being and will be acquired by Merger Sub for its own account, for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(b)  Upon the exercise of the Top-Up Option in accordance with Section 1.3(a), Merger Sub shall so notify the Company and shall set forth in such notice (i) the number of shares of Common Stock expected to be owned, directly or indirectly, by Parent or Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time selected by Merger Sub for the closing of the purchase of the Top-Up Option Shares with the time for the closing being not more than five Business Days after the exercise of the Top-Up Option.  The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the sum of (1) the number of shares of Common Stock then outstanding and (2) the total number of shares of Common Stock that are issuable within ten Business Days after the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof.  At the closing of the purchase of the Top-Up Option Shares, Merger Sub shall pay the Company the aggregate purchase price payable for the Top-Up Option Shares pursuant to this Section 1.3, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Option Shares.  The aggregate purchase price payable for the Top-Up Option Shares may be paid either (i) entirely in cash or (ii) at the election of Merger Sub or Parent, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and by Merger Sub executing and delivering to the Company an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares.  Any such promissory note shall bear interest at the rate of interest of 5.0% per annum and shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time and from time to time, in whole or in part, without premium or penalty.

(c)  In the event of any change in the number of shares of outstanding Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Merger Sub’s rights under the Top-Up Option, the number of Top-Up Option Shares and the Per Common Share Price shall be adjusted appropriately so as to restore Merger Sub to its rights hereunder with respect to the Top-Up Option; provided, however, that nothing in this Section 1.3 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

1.4.           Directors.

(a)  Subject to compliance with applicable Law and after the Acceptance Date, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors designated by Parent and elected or appointed to the Board pursuant to this sentence and including directors continuing to serve as directors of the Company) multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of shares of Common Stock beneficially owned by Parent, Merger Sub or any of their affiliates (including, for purposes of such percentage, the shares of Common Stock that are accepted for payment pursuant to the Offer and that the Per Share Amount has been deposited for) bears to the aggregate number of shares of Common Stock then outstanding; provided, that following the time directors designated by Parent are elected or appointed to the Board of Directors, and prior to the Effective Time, the Board of Directors shall always have at least two directors who are directors of the Company on the date hereof and who are neither officers of the Company nor designees, affiliates or associates (within the meaning of the Federal securities Laws) of Parent (each, an “Independent Director”); provided, further, that if there are in office fewer than two Independent Directors, the Company shall take all actions necessary to cause a person or, if there are two vacancies, two persons to fill such vacancy(ies) who shall be neither an officer of the Company nor a designee, affiliate or associate of Parent, and each such person(s) shall be deemed to be an Independent Director for purposes of this Agreement, or, if no Independent Directors remain, the other directors shall designate three persons to fill the vacancies who shall be neither an officer of the Company nor a designee, affiliate or associate of Parent, and each such person shall be deemed to be an Independent Director for purposes of this Agreement.  At each such time, the Company shall, subject to any limitations imposed by applicable Law or NYSE AMEX rules, also cause (x) each committee of the Board of Directors, (y) if requested by Parent, the board of directors of each of the Company’s Subsidiaries and (z) if requested by Parent, each committee of such board of directors of each of the Company’s Subsidiaries to include persons designated by Parent constituting the Board Percentage of each such committee or board as Parent’s designees constitute on the Board of Directors.  The Company shall, upon request by Parent, secure the resignations of such number of directors as necessary to enable Parent’s designees to be elected or appointed to the Board of Directors in accordance with the terms of this Section 1.4(a) and shall cause Parent’s designees to be so elected or appointed.  The Company shall promptly amend, or cause to be amended, the Bylaws, if necessary, to comply with the obligations of the Company pursuant to this Section 1.4.  The Company shall promptly take, at the Company’s expense, any lawful action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (provided, that Parent has provided the information described in the following sentence), unless such information has previously been provided to the Company’s stockholders in the Schedule 14D-9.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

(b)  Notwithstanding anything in this Agreement to the contrary, following the time directors designated by Parent are elected or appointed to the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) authorize any Contract between the Company and any of its Subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates (other than the Company and any of its Subsidiaries), on the other hand, (ii) amend or terminate this Agreement on behalf of the Company, (iii) use or waive any of the Company’s rights or remedies hereunder, (iv) extend the time for performance of Parent’s or Merger Sub’s obligations hereunder or (v) take any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the Board of Directors.  The Independent Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

ARTICLE TWO
THE MERGER

2.1.           The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law, the waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the Company at the Effective Time.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

2.2.           Closing.  Subject to the provisions of ARTICLE SIX, the closing of the Merger (the “Closing”) shall take place at the offices of K&L Gates LLP, 599 Lexington Avenue, New York, New York 10022 on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE SIX (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that if, as of or immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 1.1(e) or the purchase of the Top-Up Option Shares, Parent determines that a Short-Form Merger is available pursuant to Section 2.7 and Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of the conditions set forth in ARTICLE SIX, occur no later than the second Business Day immediately following the Acceptance Date, the expiration of such “subsequent offering period” or the purchase of the Top-Up Option Shares, as applicable.

2.3.           Effective Time.  Subject to the provisions of this Agreement, at the Closing, the Parties will cause a certificate of merger or a certificate of ownership and merger, as applicable (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (or to the extent provided in Section 2.7 hereof, Section 253 of the DGCL).  The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

2.4.           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.

2.5.           Certificate of Incorporation; Bylaws.

(a)  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety in the Merger to read as set forth in Exhibit A hereto, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(b)  At the Effective Time, the bylaws of the Company shall be amended and restated in its entirety to read as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be the name of the Company.

2.6.           Directors and Officers.  Each of the Parties shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, in each case retaining their respective positions, and until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

2.7.           Merger Without Meeting of Stockholders.  Notwithstanding anything in this Agreement to the contrary, but subject to ARTICLE SIX, if, as of immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 1.1(e), the purchase, if applicable, of the Top-Up Option Shares, and, if necessary, the expiration of the period for guaranteed delivery of shares of Common Stock in the Offer, Parent or any direct or indirect Subsidiary of Parent, taken together, shall own at least 90% of the total outstanding shares of Common Stock, the Parties shall, subject to ARTICLE SIX hereof, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (such Merger, a “Short-Form Merger”).

2.8.           Conversion of Securities.  At and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its stockholders:

(a)  Each of the shares of Common Stock (except as provided in Section 2.8(b) or Section 2.8(c) below), together with the associated Rights, to the extent that the Rights Agreement is then in effect, shall be converted into the right to receive in cash the Per Share Amount (the “Merger Consideration”) payable to the holder thereof, without interest, in the manner provided in Section 2.9, less any required withholding Taxes; provided, that it shall be a condition to the receipt by a stockholder of the Company of any Merger Consideration with respect to any share of Common Stock that the certificate representing such share immediately prior to the Effective Time (the “Certificates”) shall have first been delivered to the Paying Agent pursuant to Section 2.9(c), duly endorsed in blank or accompanied by a duly executed stock power.  Except as otherwise provided in Section 2.8(b), all shares of Common Stock, together with the associated Rights, to the extent that the Rights Agreement is then in effect, outstanding immediately prior to the Effective Time shall no longer be outstanding upon the Effective Time and shall automatically be cancelled and shall cease to exist, and each such certificate which immediately prior to the Effective Time represented any shares of Common Stock shall thereafter only represent the right to receive the Merger Consideration therefor.

(b)  Notwithstanding anything in this Agreement to the contrary, shares of Common Stock, together with the associated Rights, that are outstanding immediately prior to the Effective Time and that are held by any Person who has not voted in favor of the Merger and is entitled to demand and properly demands appraisal of such shares of Common Stock (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.8(a), but rather the holders of such Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and at the Effective Time such Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration therefor as provided in Section 2.8(a). The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to DGCL and received by the Company and (ii) opportunity to direct all negotiations and proceedings with respect to demands for appraisal under DGCL.

(c)  Each share of Common Stock held in the treasury of or reserved for issuance by the Company and each share of Common Stock owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary or affiliate of Parent or the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no portion of the Merger Consideration shall be allocated or paid thereto.

(d)  Each share of the Merger Sub’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation’s common stock, par value $0.01 per share.

(e)  The Merger Consideration shall be adjusted to reflect any change in the number of shares of Common Stock issued and outstanding as of the Effective Time by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure; provided, however, that nothing in this Section 2.8(e) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

2.9.           Surrender of Shares; Stock Transfer Books.

(a)  Prior to the Effective Time, Parent or Merger Sub will designate a bank, trust company or transfer agent reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) to facilitate the receipt by the Company’s stockholders of the Per Share Amount in connection with the Offer and the Merger Consideration in connection with the Merger.

(b)  At or before the Effective Time, Parent shall cause the Merger Consideration to be delivered (other than any portion thereof allocable to any Appraisal Shares, which shall be withheld by Parent or the Surviving Corporation to satisfy related appraisal or dissenters rights matters and the costs thereof) by wire transfer of immediately available funds to an account designated in writing by the Paying Agent (the “Payment Account”).  The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 2.8(a) out of the Payment Account.  The Payment Account shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent or an affiliate of Parent as Parent directs; provided, however, that any net loss resulting from such investments shall be promptly reimbursed by Parent to the Payment Account.  The Payment Account shall not be used for any purpose other than as set forth in this Section 2.9(b).

(c)  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose shares of Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.8(a) and cause to be furnished promptly to any record holder upon request thereby after the Effective Time, a letter of transmittal, which shall (i) specify that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and (ii) provide instructions for the holders of the Certificates to use in effecting the surrender of the Certificates pursuant to such letter of transmittal.  Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions contained therein, and along with such other documents as may be required pursuant to such instructions, including those documents set forth in Section 2.8(a) (or, if such shares of Common Stock are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Common Stock)), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Common Stock formerly represented by such Certificate, together with the associated Rights, and the Certificate so surrendered shall forthwith be canceled.  No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates.  In the event of a transfer of ownership of shares of Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.9(c), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

(d)  Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Common Stock such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax Law or under any other applicable Law.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. As used in this Agreement, “Code” means the Internal Revenue Code of 1986, as amended.

2.10.         No Further Ownership Rights in Company Capital Stock.  All amounts paid upon the surrender or exchange of shares of Common Stock, together with the associated Rights, in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock and Rights, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be forwarded to the Paying Agent where they shall be cancelled and exchanged as provided in Section 2.9.

2.11.         Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, such amounts as may be required pursuant to Section 2.9 with respect to the number of shares of Common Stock represented by such Certificate; provided, however, that Parent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to indemnify Parent, the Surviving Corporation and the Paying Agent against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent, as the case may be, with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.12.         Termination of Payment Account, Escheat, etc.  Any portion of the Payment Account which remains undistributed to the holders of Common Stock for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of certificates formerly representing shares of Common Stock who have not theretofore complied with the exchange procedures set forth above shall thereafter look only to Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) for the Merger Consideration, without any interest thereon.  None of Parent, the Paying Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

2.13.         Company Equity Plans.

(a)  Except as set forth in Section 2.13(c) and except for any option to purchase Common Stock pursuant to the ESPP (defined below), each option to purchase Common Stock (collectively, the “Company Stock Option Awards”) granted under any equity based compensation plan of the Company (collectively, the “Company Stock Plans”) that is outstanding under a Company Stock Plan immediately prior to the Effective Time will vest (if not previously vested) and be cancelled subject to and immediately following the Effective Time, and the holder of such Company Stock Option Awards will, in full settlement of such Company Stock Option Awards, receive from or on behalf of Merger Sub an amount (subject to any applicable Tax withholding) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price or base price, as applicable, per share of such Company Stock Option Award, multiplied by (y) the total number of shares of Common Stock subject to such Company Stock Option Award (the aggregate amount of such cash hereinafter referred to as the “Option Award Consideration”).  The Surviving Corporation shall pay or cause to be paid to holders of the Company Stock Option Awards the Option Award Consideration as soon as administratively practicable following the Effective Time.

(b)  Except as set forth in Section 2.13(c), each restricted stock unit (including any restricted stock award, phantom restricted stock award, deferred stock unit, whether performance-based, time-based or otherwise) (the “Company Restricted Stock Units”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time, will become vested or earned (if not previously vested or earned) and be cancelled subject to and immediately following the Effective Time and converted into the right to receive an amount (subject to any applicable Tax withholding) in cash equal to the product of (x) the Merger Consideration multiplied by (y) the total number of shares of Common Stock subject to such Company Restricted Stock Unit (the aggregate amount of such cash hereinafter referred to as the “Restricted Stock Unit Consideration”).  The Surviving Corporation shall pay or cause to be paid to holders of the Company Restricted Stock Units the Restricted Stock Unit Consideration as soon as practicable following the Effective Time.

(c)  The Company shall take such action as may be necessary to (i) establish the end of the purchase period in effect as of the date hereof under the Company’s 2001 Employee Stock Purchase Plan (the “ESPP”) no later than the last day of the offering period ending immediately after the commencement of the Offer with respect to any offering otherwise then in effect (the “ESPP Exercise Date”), (ii) suspend any subsequent purchase periods that would otherwise arise after the close of the purchase period currently in effect and prior to the Effective Time and (iii) terminate the ESPP as of the Effective Time or such earlier date as determined by the Company to be administratively reasonable.  Each ESPP participant’s accumulated payroll contributions as of the ESPP Exercise Date that are not withdrawn as of such date shall be applied toward the purchase of shares of Common Stock in accordance with the terms of the ESPP.  As promptly as reasonably practicable following the ESPP Exercise Date, following the application of accumulated payroll contributions toward the purchase of shares of Common Stock in accordance with the preceding sentence, Parent shall cause or permit the Company or the Merger Sub, as applicable, to return to participants any of their respective accumulated payroll contributions not applied to the purchase of shares of Common Stock under the ESPP, if any.

(d)  At the Effective Time, Parent shall assume the obligations and succeed to the rights of the Company under the Company Stock Plans with respect to the Company Stock Option Awards and the Company Restricted Stock Units (the “Company Equity Awards”).  Prior to the Effective Time, the Company and Parent shall take all action required to reflect the transactions contemplated by this Section 2.13 to ensure that, following the Effective Time, no Person other than Parent and its Subsidiaries shall have any right (i) to acquire equity securities of the Company or any Subsidiary thereof or (ii) to receive any payment in respect of any equity based compensatory award other than with respect to the payment of the Option Award Consideration and the Restricted Stock Unit Consideration as provided in Sections 2.13(a) and 2.13(b).  From and after the Effective Time, all references to the Company (other than any references relating to a “change in control” of the Company) in each Company Stock Plan and in each agreement evidencing any award of Company Equity Awards shall be deemed to refer to Parent.  Nothing in this Section 2.13 is intended to release any employee or service provider to the Company from any provisions relating to any non-competition, non-solicitation, or confidentiality provisions of any Company Equity Award and any associated damages or forfeitures (the “Equity Award Restrictive Covenants”), which shall survive the Effective Time.  The Company shall take such action as may be necessary to insure the survival of the Equity Award Restrictive Covenants and the succession of Parent to the benefits of the Equity Award Restrictive Covenants.

(e)  Prior to the Effective Time, the Board of Directors, or, where appropriate, the Compensation Committee of the Board of Directors or the applicable administrative committee under each of the Company Stock Plans, shall take all actions necessary and appropriate (including the adoption of any necessary resolutions, plan amendments, and/or the obtaining of any necessary consents), and all actions as Parent may reasonably request, to make such adjustments and amendments to, or make such determinations with respect to, the Company Stock Plans and Company Stock Option Awards and Company Restricted Stock Unit Awards to implement the foregoing provisions of this Section 2.13, including the cancellation, subject to and effective on and as of the Effective Time, of all Company Stock Option Awards and Restricted Stock Unit Awards without further obligation of the Company or Parent, or any of their respective Subsidiaries (other than payment of the Option Award Consideration and the Restricted Stock Unit Consideration, as applicable, pursuant to this Section 2.13).

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed or reflected in the Company SEC Filings (including, in each case, to the extent included in any document filed or incorporated by reference as an exhibit thereto, but excluding any information set forth in any section of a Company SEC Filing entitled “Risk Factors” or “Forward Looking Statements”) and except as set forth in the Company Disclosure Letter (provided, however, that any disclosure contained in any Section of the Company Disclosure Letter relating to one Section of this Agreement shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section of this Agreement) the Company represents and warrants to Parent and Merger Sub that the following statements are true and correct in all material respects as of the date hereof:

3.1.           Organization and Standing; Subsidiaries.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Subsidiary of the Company has been duly organized, and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be.  Section 3.1 of the Company Disclosure Letter contains a complete list of every Subsidiary of the Company and the jurisdiction of each such Subsidiary’s incorporation or organization, as the case may be.  The Company and each of its Subsidiaries are duly qualified to conduct business and are in good standing to do business in each jurisdiction where such qualification or good standing is required except where the failure to be so qualified would not have a Company Material Adverse Effect.  The Company and each of its Subsidiaries have all requisite power and authority and all authorizations, licenses and permits necessary to own, lease and operate their respective properties and other assets, to conduct their respective businesses as presently conducted and as proposed to be conducted except where the failure to have such authorizations, licenses and permits would not have a Company Material Adverse Effect.  The copies of the Company’s certificate of incorporation (the “Certificate of Incorporation”) and bylaws (the “Bylaws”) that are filed as exhibits to the Company’s Annual Report on Form 10-K for its fiscal year ended January 3, 2009 (the “Company Form 10-K”) are complete and correct copies thereof as in effect on the date hereof.  The Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of each Subsidiary of the Company, each as amended to date and currently in effect (the “Subsidiary Charter Documents”).  The Company is not in violation of any provision of the Certificate of Incorporation or the Bylaws.  No Subsidiary of the Company is in violation of any provision of its Subsidiary Charter Documents.  For purposes of this agreement, the term “Subsidiary” means, with respect to a Party, any corporation, more than 50% of the outstanding voting securities of which are owned or controlled, directly or indirectly, by such Party or any Subsidiary of such Party, or a partnership, limited liability company, trust, association or other business entity in which such Party or any Subsidiary of such Party is a general partner, manager or trustee or owns or controls, directly or indirectly, interests entitling it to receive more than 50% of the profits or losses of such entity.  As used in this Agreement, “Law” shall mean any foreign or domestic law, statute, code, ordinance, rule, regulation, or Order.

3.2.           Capitalization.

(a)  The authorized capital stock of the Company consists of:  (i) 20,000,000 shares of Common Stock; and (ii) 1,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).  As of the close of business on December 22, 2009, (x) 2,997,456 shares of Common Stock were issued (and not held in the treasury of the Company) and outstanding, (y) 362,905 shares of Common Stock were issued and held in the treasury of the Company and (z) no shares of Preferred Stock were issued and outstanding or held in the treasury of the Company.  Since December 22, 2009 through the date hereof, no shares of Common Stock or shares of Preferred Stock have been issued other than the issuance of shares of Common Stock upon the exercise or settlement of Company Equity Awards.  As of the close of business on December 22, 2009, an aggregate of 526,518 shares of Common Stock were subject to and reserved for issuance upon (1) exercise of Company Stock Option Awards or (2) lapse of restrictions of Company Restricted Stock Units or director deferred shares granted under the 2006 Non-Employee Directors’ Stock Plan, and since December 22, 2009 and through the date hereof, no Company Equity Awards have been granted, and no additional shares of Common Stock have become subject to issuance under the Company Stock Plans.  Section 3.2(a) of the Company Disclosure Letter sets forth as of the close of business on December 22, 2009 each outstanding Company Equity Award granted under the Company Stock Plans and (i) the name of the holder of such Company Equity Award, (ii) the number of shares of Common Stock subject to such outstanding Company Equity Award, (iii) the exercise price or base price of such Company Equity Award, (iv) the date on which such Company Equity Award was granted or issued, (v) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof, and (vi) with respect to Company Stock Options, the date on which such Company Stock Option expires.  All shares of Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(b)  All of the issued and outstanding shares of Common Stock have been duly authorized, validly issued and are fully paid and nonassessable and are not subject to any preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party or by which it is bound.  Except as set forth in Section 3.2(b) of the Company Disclosure Letter, pursuant to this Agreement and other than the Top-Up Option, (i) no subscription, warrant, option, conversion, exchange or other right (contingent or otherwise) to purchase or otherwise acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation, contract or commitment (contingent or otherwise) to issue any subscription, warrant, option, conversion, exchange or other such right or to issue, transfer, deliver, sell or cause to be outstanding, directly or indirectly, any shares of its capital stock or any evidences of indebtedness of the Company and (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.  No debt securities of the Company are issued and outstanding.

(c)  Each outstanding share of capital stock or other equity interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Subsidiary of the Company free and clear of all Encumbrances.  There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance or sale with respect to any shares of capital stock or other ownership interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or Contract.  No Subsidiary of the Company has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein.  Except for each Subsidiary, the Company does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture, limited liability company or similar third party business enterprise or Person, nor does the Company have the right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any other entity or Person.  No Subsidiary of the Company owns any capital stock of the Company.

3.3.           Authorization.  The execution, delivery and performance by the Company of this Agreement, the Tender Agreements and all other agreements contemplated hereby and thereby to be executed by the Company in connection with the transactions contemplated by this Agreement, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action (other than, in the case of the Merger, (a) the adoption of this Agreement by the holders of at least a majority of the total outstanding shares of Common Stock (the “Company Stockholder Approval”) (if required under the DGCL) and (b) the filing with the Secretary of State of the State of Delaware the Certificate of Merger as required by the DGCL).  This Agreement, the Tender Agreements and each other agreement contemplated hereby and thereby to be executed by the Company in connection with the transactions contemplated by this Agreement have been duly and validly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization and other Laws relating to creditors’ rights and to general principles of equity.  The Board of Directors, at a duly called and held meeting, has (by all directors present) adopted the Board Actions.  In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the only vote of the stockholders required to adopt this Agreement and approve the transactions contemplated hereby is the Company Stockholder Approval.  For purposes of this Agreement, the “Board Actions” means the adoption by the Board of Directors, at a duly called and held meeting (by all directors present), of resolutions:  (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declaring the Agreement advisable; (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Tender Agreements, the Offer and the Merger; (iii) recommending that the stockholders of the Company accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the Offer and, if applicable, approve and adopt this Agreement and the Merger (the actions in this clause (iii), the “Recommendation”); (iv) rendering the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Tender Agreements, the Offer, this Agreement and the other transactions contemplated hereby, including the Merger; (v) rendering the Rights Agreement inapplicable to the Tender Agreements, the Offer, this Agreement and the other transactions contemplated hereby, including the Merger; (vi) resolving to make the Recommendation to the stockholders of the Company and directing that, to the extent required by the DGCL, this Agreement be submitted for adoption by the stockholders of the Company at the Company Meeting and (vii) electing that the Offer and the Merger, to the extent of the Board of Directors’ power and authority and to the extent permitted by Law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement.

3.4.           Non Contravention; Governmental Authorities and Consents.

(a)  Except as set forth in Section 3.4(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, the Tender Agreements and the other agreements contemplated hereby and thereby to be executed by the Company in connection with the transactions contemplated by this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not violate any provision of applicable Law (subject to compliance with the requirements set forth in clauses (i) through (iii) of Section 3.4(b) and, in the case of the consummation of the Merger, obtaining the Company Stockholder Approval (if required under the DGCL)) and will not violate or conflict with, result in the breach of any of the terms, conditions or provisions of, constitute a default under, create in any party the right to terminate, enforce or modify, accelerate payment or create or impose a lien pursuant to, or require a filing, consent or waiver under, (i) the Certificate of Incorporation or Bylaws or any Subsidiary Charter Documents (each as amended to date), (ii) any written or oral contract, subcontract, understanding, bond, option, warranty, purchase order, sublicense, insurance policy, mortgage, indenture, lease, license, note, agreement, right of Intellectual Property or other legally binding instrument or arrangement to which the Company or any of its Subsidiaries is a party or by which it or any of their respective properties or assets is bound (each, a “Contract”) or (iii) any permit, decree, judgment, Order, injunction, statute, rule, regulation or other restriction applicable to the Company, any of its Subsidiaries or their respective properties, in the case of clauses (ii) and (iii) other than any such violation, conflict, breach, default or right to terminate, enforce, modify, accelerate payment or create or impose a lien, or requirement of a filing, consent or waiver that, individually or in the aggregate with all other such violations, conflicts, breaches, defaults or rights, would not have a Company Material Adverse Effect.  As used in this Agreement, “Order” shall mean any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority, arbitrator or mediator.  As used in this Agreement, the term “Company Material Adverse Effect” means any circumstance, event, change or effect that, individually or in the aggregate with all other circumstances, events, changes and effects, (a) is or will be materially adverse to the assets, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would prevent or materially impair the ability of the Company to perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for the purposes of clauses (a) and (b), no event, change or effect to the extent arising out of, resulting from or attributable to the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred:  (i) general industry, economic, market or political conditions or the securities, credit or financial markets worldwide; (ii) any acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof; (iii) the announcement or pendency of this Agreement or the transactions contemplated hereby; (iv) any failure, in and of itself, by the Company to meet any internal or published projections, predictions, estimates or expectations (whether such projections, predictions, estimates or expectations were made by the Company or independent third parties) for any period ending on or after the date of this Agreement; (v) any changes in GAAP, applicable Law or the interpretation thereof; (vi) the taking of any specific action at the direction of Parent; (vii) any Proceeding made or brought by any holder of Common Stock  (on the holder’s behalf, or on behalf of the Company) arising out of or relating to this Agreement, the Offer or the Merger or any of the transactions contemplated hereby; or (viii) a decline in the market price, or a change in the trading volume, of the shares of Common Stock (it being understood that any cause of any such decline or change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); provided further, however, that any circumstance, event, change or effect referred to in clauses (i), (ii) or (v) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such event, change or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

(b)  No consent, approval, Order, or authorization of, or registration, qualification, designation, declaration, or filing with, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) (including the filing of the Schedule 14D-9 in connection with the Offer and the Proxy Statement, if applicable, in connection with the Company Stockholder Approval), applicable requirements of Antitrust Laws, competition or merger control consents, and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of NYSE AMEX, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) compliance with the requirements of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. (“ISRA”), as further set forth in Section 5.16, to the extent that ISRA is applicable, and (v) where the failure to obtain such consents, approvals, Orders, authorizations, registrations, qualifications, designations, declarations or to make such filings would not have a Company Material Adverse Effect.  As used in this Agreement, “Antitrust Laws” means (i) the Sherman Act of 1890, as amended, (ii) the Clayton Antitrust Act of 1914, as amended, (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or (iv) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition and any other Law requiring parties to submit a filing to a Governmental Authority and observe a waiting period under any of the foregoing Laws.  As used in this Agreement, “Governmental Authority” means any governmental or quasi-governmental body of the United States, or any other country, including any state, province, county, city or other political subdivision thereof, or any authority, agency, court, instrumentality or statutory or regulatory body of any of the foregoing.

3.5.           Compliance.

(a)  The Company and each of its Subsidiaries is and, since January 1, 2007, has been in compliance in all material respects with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not have a Company Material Adverse Effect.  No Governmental Authority has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not have a Company Material Adverse Effect.

(b)  Except as disclosed in Section 3.5 of the Company Disclosure Letter, the Company and each of its Subsidiaries has not, since January 1, 2007, violated in any material respect any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation in any material respect of such Laws.  The Company and each of its Subsidiaries has been and is in compliance with all applicable Foreign Export and Import Laws since January 1, 2007 and the Company and each of its Subsidiaries has prepared, applied for and obtained all import and export licenses required by U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business except where such failure to comply would not have a Company Material Adverse Effect.  The Company and each of its Subsidiaries have at all times been in compliance with all applicable Laws relating to trade embargoes and sanctions, and no product, service or financing provided by it has been, directly or, to the Company’s knowledge, indirectly, provided to, sold to or performed for or on behalf of any country or Person against whom the United States maintains economic sanctions or an arms embargo in violation of any Law or Order.  As used in this Agreement, (i) “Foreign Export and Import Laws” means the Laws and regulations of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data and (ii) “U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Laws and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Laws of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.  For the purposes of this Agreement, the “knowledge” of the Company means the actual knowledge, after reasonable inquiry, of the persons listed in Section 3.5 of the Company Disclosure Letter.

(c)  There is no export or import related Proceeding pending, or to the knowledge of the Company, threatened against either the Company or any of its Subsidiaries or any of their respective officers or directors (in their capacity as an officer or director) by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority which, if determined adversely to the Company or any of its Subsidiaries, would have a Company Material Adverse Effect.

3.6.           Litigation.  Except as disclosed in Section 3.6 of the Company Disclosure Letter, as of the date of this Agreement there is no action, suit, mediation, arbitration, claim, complaint or proceeding, or any governmental action, proceeding, inquiry or investigation (collectively, “Proceeding”) pending or, to the knowledge of the Company, threatened, against the Company, any Subsidiary of the Company, or any of its or their respective properties or assets in or before any Governmental Authority or before any mediator or arbitrator.  As of the date of this Agreement, the Company is not subject to or bound by any Order that would obligate the Company to pay $100,000 or more.

3.7.           SEC Filings; Company Financial Statements.

(a)  The Company has filed or furnished each form, report, statement, schedule, document, certification, registration statement, prospectus and definitive proxy statement (including all exhibits, amendments and supplements thereto and all information incorporated by reference) required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act (as such filings have been amended, modified or superceded as of the date of this Agreement, the “Company SEC Filings”) since January 1, 2006.  The Company SEC Filings (i) were prepared in accordance and complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any Subsidiary of the Company at or before the SEC.  The Company has made available to Parent copies of all comment letters received from the SEC since January 1, 2006 and relating to the Company SEC Filings, together with all written responses of the Company thereto provided or made available to the SEC, in each case to the extent such comment letters and responses are not available on the SEC’s EDGAR database.  As of the date of this Agreement, the Company has not received any notice from the SEC that any Company SEC Filing is the subject of any ongoing review by the SEC.  No Subsidiary of the Company is required to file or furnish any reports or other documents with the SEC.

(b)  Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Filings (including each of the Company SEC Filings filed or furnished after the date hereof until the Acceptance Date) (as such financial statements have been amended, restated, modified or superceded as of the date of this Agreement, the “Company Financial Statements”):  (i) complied (and will comply) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was prepared (and will be prepared) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes or as otherwise permitted by the rules and regulations of the SEC) and (iii) fairly presented (and will fairly present) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s and its Subsidiaries’ operations and cash flows for the periods indicated, subject, in the case of unaudited interim financial statements, to normal year-end adjustments.  Except as reflected in the Company Financial Statements or as otherwise disclosed in the Company SEC Filings, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act (“Regulation S-K”)).

(c)  The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to the Company and its Subsidiaries required to be disclosed in the Company’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d)  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15(d)-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act, and such system is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP and that transactions of the Company are being made only in accordance with authorizations of management and the Board of Directors.

(e)  Except as set forth in Section 3.7(e) of the Company Disclosure Letter, each of the “principal executive officer” of the Company (as defined in the Sarbanes-Oxley Act of 2002 (“SOX”)) and the “principal financial officer” of the Company (as defined in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC and NYSE AMEX and the rules and regulations promulgated thereunder with respect to the Company SEC Filings and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.  Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the certifications required by SOX and made by its principal executive officer and principal financial officer.

(f)  J.H. Cohn LLP, which has expressed its opinion with respect to the Company Financial Statements, currently is and has been “independent” (under applicable rules then in effect) with respect to the Company and each Subsidiary of the Company within the meaning of Regulation S-X since the appointment of J.H. Cohn LLP in that capacity.  As of the date hereof, the Company has not received any notice from the SEC or NYSE AMEX asserting any non-compliance with such rules and regulations.

3.8.           No Undisclosed Liabilities.  None of the Company or any Subsidiary of the Company has any undisclosed liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations (a) reflected or reserved against in the Company Financial Statements (including any related notes), (b) incurred in the ordinary course of business and consistent with practices since the date of the Latest Balance Sheet, (c) incurred or arising under this Agreement or in connection with the transactions contemplated hereby, (d) disclosed in Section 3.8 of the Company Disclosure Letter and (e) which individually or in the aggregate would not have a Company Material Adverse Effect.  For purposes of this Agreement, “Latest Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of October 3, 2009, which is included in the Company Form 10-Q.

3.9.           Absence of Certain Changes or Events.  Since October 3, 2009 until the date of this Agreement, except as otherwise required by this Agreement and as set forth in Section 3.9 of the Company Disclosure Letter, there has not been, occurred or arisen:  (a) a Company Material Adverse Effect; (b) any making, declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any Subsidiary of the Company’s capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of the Company’s capital stock or any other securities of the Company or any Subsidiary of the Company, except for (i) the making, declaration, setting aside or payment of cash dividends by any wholly owned Subsidiary of the Company to its parent, or (ii) the acquisition of shares of Common Stock by the Company in satisfaction by holders of any options or rights granted under the Company Stock Plans or the applicable exercise price or withholding taxes; (c) any split, combination or reclassification of any of the Company’s or any Subsidiary of the Company’s capital stock; (d) any granting by the Company or any Subsidiary of the Company of any material increase in compensation or fringe benefits to any employee or director (except for increases in the ordinary course of business consistent with past practice), or any payment by the Company or any Subsidiary of the Company of any material bonus (except for bonuses made in the ordinary course of business consistent with past practice), or any entry by the Company or any Subsidiary of the Company into any contract (or amendment of an existing contract) to grant or provide severance, acceleration of vesting, termination pay or other similar benefits, except in the ordinary course of business consistent with past practice; (e) any change by the Company in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by concurrent changes in GAAP or by the SEC; (f) any revaluation by the Company or any Subsidiary of the Company of any of their respective assets, including writing off notes or accounts receivable or any sale of assets of the Company or any Subsidiary of the Company other than in the ordinary course of business consistent with past practice or less than $100,000; (g) any material change by the Company or any Subsidiary of the Company in its Tax elections or Tax accounting methods, or any closing agreement, settlement or compromise of any material claim or assessment, in each case in respect of Taxes, or consent to any extension or waiver of any statute of limitation period with respect to any material claim or assessment for Taxes; (h) any notice from NYSE AMEX with respect to any potential delisting of shares of Common Stock; (i) any sale, transfer or other disposition outside of the ordinary course of business of any material property or material assets (whether real, personal or mixed, tangible or intangible) by the Company or any of its Subsidiaries; and (j) any commitment or agreement described in the preceding clauses (a) through (i).  Since the date of the Latest Balance Sheet, except as contemplated by this Agreement, the Company and each of its Subsidiaries have conducted its respective business in the ordinary course of business as consistent with past practices.  As used in this Agreement, the term “Encumbrance” means, with respect to any asset of the Company or any Subsidiary of the Company, any mortgage, deed of trust, lien, pledge, charge, security interest, or other security arrangement, collateral assignment, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset and (d) the possession, exercise or transfer of any other attribute of ownership of any asset), in each case except for such restrictions of general application under the Securities Act and applicable “blue sky” Laws.  The terms “encumber” and “encumbering” (whether or not capitalized) have meanings correlative to the foregoing.

3.10.         Taxes.  Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)  (i) All Tax Returns which were required to be filed by or with respect to the Company and each Subsidiary of the Company have been duly and timely filed, (ii) all such Tax Returns as so filed were true, correct and complete in all respects, (iii) all Taxes owed by the Company and each Subsidiary of the Company which are or have become due have been paid in full except for any such Taxes for which adequate reserves have been established in accordance with GAAP on the most recent financial statements of the Company, (iv) all Tax withholding and deposit requirements imposed on or with respect to the Company and each Subsidiary of the Company have been satisfied, except for any such Taxes for which adequate reserves have been established in accordance with GAAP on the most recent financial statements of the Company,  and (v) there are no Encumbrances on any of the assets of the Company or any Subsidiary of the Company that arose in connection with any failure (or alleged failure) to pay any Tax, except for any such Taxes that are being contested in good faith or for which adequate reserves have been established in accordance with GAAP on the most recent financial statements of the Company.

(b)  There is no proceeding now pending or, to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries regarding Taxes.  No unresolved written claim has been received by the Company or any of its Subsidiaries from any authority in a jurisdiction where the Company or a Subsidiary of the Company, as the case may be, does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(c)  There is not as of the date of this Agreement in force any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company or any Subsidiary of the Company.

(d)  There are no outstanding requests for income Tax rulings with any Taxing Authority submitted by the Company and/or its Subsidiaries that, if issued, would be binding on or could impact the Company and/or its Subsidiaries after the Closing Date.

(e)  The Company’s Costa Rican Subsidiary is currently entitled to a tax holiday, which exempts 100% of the income of this Subsidiary through August 31, 2010 from Costa Rican Tax and 50% of the income of this Subsidiary through August 31, 2014 from Costa Rican Tax.  Neither the Company nor its Costa Rican Subsidiary has taken any action to invalidate the Costa Rican Tax holiday.

(f)  With the exception of any affiliated, consolidated, combined or unitary group of which the Company is the parent, neither the Company nor any Subsidiary of the Company has any liability for the Taxes of any Person other than the Company or any of its Subsidiaries under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (including any obligation providing for the allocation or sharing of Taxes with any Person other than the Company or any of its Subsidiaries) or otherwise.

(g)  To the knowledge of the Company, neither the Company nor any Subsidiary of the Company is a party to any joint venture, partnership or other arrangement or contract which is treated as a partnership by a Taxing Authority.

(h)  To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has participated in an international boycott within the meaning of Section 999 of the Code.

(i)  Neither the Company nor any Subsidiary of the Company has made an election, nor is required, to treat any of its assets as owned by another entity pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax exempt use property within the meaning of Section 168 of the Code.

(j)  Neither the Company nor any Subsidiary of the Company has acquired or owned any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code.

(k)  Neither the Company nor any Subsidiary of the Company has made a consent dividend election under Section 565 of the Code.

(l)  Neither the Company nor any Subsidiary of the Company will be required to include under Section 481(a) of the Code any item of income in, or exclude any item of deduction from, taxable income pursuant to an adjustment under Code Section 481(a) for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date or other action or transaction effected by the Company or any of its Subsidiaries in a taxable period ending on or prior to the Closing Date.

(m)  Neither the Company nor any Subsidiary of the Company has participated (within the meaning of Treasury Regulations § 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations § 1.6011-4(b)(2) (and all predecessor regulations).  To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has participated (within the meaning of Treasury Regulations § 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b)(1)-(4) for any taxable period for which the Company has not yet filed an income Tax Return.

(n)  For purposes of this Agreement (i) “IRS” means the United States Internal Revenue Service, (ii) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity, (iii) “Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Authority, including, without limitation, income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or similar charge of any kind whatsoever, including any interest, penalty, or addition thereto, (iv) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and (v) “Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any Governmental Authority or quasi-Governmental Authority or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

3.11.         Title to Property and Assets.  Except (a) with respect to matters related to Intellectual Property (which are addressed in Section 3.12) and real property (which are addressed in Section 3.20) and (b) as would not have a Company Material Adverse Effect, the Company and each Subsidiary of the Company has good, valid and marketable title to, or a valid leasehold interest in, all of the properties and assets owned or leased by them, in each case, free and clear of all Encumbrances other than (i) liens for Taxes not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) such imperfections of title or liens as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, (iii) liens securing debt reflected in the Company Financial Statements, (iv) liens of landlords and mechanic’s, workman’s, carrier’s, warehousemen’s, materialmen’s, repairman’s or other like liens arising in the ordinary course of business, (v) statutory liens claimed or held by any Governmental Authority that are related to obligations that are not due or delinquent, (vi) liens on leases of real property arising from the provisions of such leases, including any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such leased real property or the continuation of the business conducted by the Company or its Subsidiaries, (vii) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (viii) liens incurred in connection with the performance of Contracts (other than for borrowed money), leases, statutory obligations and other obligations of a like nature incurred in the ordinary course of business, and (ix) any other liens or imperfections that are not material in amount, do not materially interfere with, and are not materially violated by, the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, and do not impair the marketability of, or materially detract from the value of or materially impair the existing use of, the property affected by such lien or imperfection (clauses (i) through (ix) collectively referred to as “Permitted Encumbrances”).

3.12.          Intellectual Property.

(a)  Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of the following Intellectual Property of the Company or any Subsidiary of the Company:  (i) all patents and patent applications; (ii) all registered  trademarks, tradenames, service marks, and logos; (iii) all registered copyrights; and (iv) all Internet domain names; in each case listing the name of the current owner and showing the jurisdictions in which each such Intellectual Property right has been issued or registered and the application or registration number.  The foregoing items of Intellectual Property are hereafter referred to as “Owned Registered Intellectual Property.”  All items of Owned Registered Intellectual Property are valid and subsisting, except where the failure to be so valid and subsisting would not have a Company Material Adverse Effect.

(b)  As used in this Agreement, “Intellectual Property” will mean any or all of the following and all rights in, arising out of or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, business methods and customer lists and other data pertaining to customers and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all industrial designs and methods and any registrations and applications therefor throughout the world; (v) all tradenames, trademarks, service marks, trade dress, logos, URLs (including domain names), and other indicia of source, sponsorship, affiliation, or approval and the goodwill associated therewith, including any registrations and applications therefor throughout the world; (vi) all rights of publicity and privacy; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all software, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools, computerized databases and other software-related specifications and documentation (“Software”); and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world including licenses providing any of the above intellectual property to the Company or any Subsidiary of the Company.

(c)  Section 3.12(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of the following (collectively, “Company IP Agreements”):  (i) all licenses, sublicenses and other Contracts to which the Company or any Subsidiary of the Company is a party and pursuant to which any Person is authorized to use any Intellectual Property of the Company that is material to the Company or its Subsidiaries, and (ii) all licenses, sublicenses and other Contracts to which the Company or any Subsidiary of the Company is a party and pursuant to which the Company or any Subsidiary of the Company is authorized to use any third party Intellectual Property that is material to the Company or its Subsidiaries.  Neither the Company nor any of its Subsidiaries has granted any rights exclusively under any Intellectual Property of the Company that are necessary for the conduct of the business of the Company as currently conducted, or for the conduct of the business of its Subsidiaries as currently conducted.

(d)  To the Company’s knowledge, the Company or a Subsidiary of the Company owns, is licensed or otherwise possesses rights to use or exploit all Intellectual Property necessary to conduct the business of the Company and each Subsidiary of the Company as presently conducted.  The Company and each of the Subsidiaries of the Company has not licensed rights to, transferred ownership to or entered into joint ownership regarding any of its Intellectual Property necessary for the conduct of the business of the Company, or for the conduct of the business of its Subsidiaries.  All Intellectual Property of the Company and each Subsidiary of the Company, including the Owned Registered Intellectual Property, is free and clear of all Encumbrances, other than Permitted Encumbrances.

(e)  To the Company’s knowledge, there is no, and there has not been since January 1, 2007, any unauthorized use, disclosure, infringement or misappropriation, or other violation, or any written allegation made thereof, of any Intellectual Property rights of the Company or any Subsidiary of the Company by any Person, including any employee or former employee of the Company or any Subsidiary of the Company.  The Company and each Subsidiary of the Company has not entered into any Contract or other arrangement with any Person to limit the use or exploitation of the Intellectual Property of the Company or any Subsidiary of the Company.

(f)  Neither the Company nor any Subsidiary of the Company is or, as a result of the execution, delivery or performance of this Agreement or the consummation of any transaction contemplated by this Agreement, will be in breach of, any license, sublicense or other Contract or agreement relating to the Intellectual Property of the Company, except as would not have a Company Material Adverse Effect.  Except as set forth in Section 3.12(f) of the Company Disclosure Letter, no current or former stockholder, partner, director, officer, or employee of either Company will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any rights in or to, have the right to receive any royalty or other payment with respect to, any of the Intellectual Property used or owned by the Company or any of its Subsidiaries.

(g)  Neither the Company nor any Subsidiary of the Company (i) has been sued in any action, suit or proceeding that involves, nor has it otherwise been notified in writing of, an unresolved claim of infringement or other violation of any of its Intellectual Property or Intellectual Property right of any third party, (ii) has knowledge that the manufacturing, marketing, licensing or sale of its products or service offerings or the conduct of its business infringes, or is alleged in writing to infringe, any valid Intellectual Property right of any third party or (iii) has brought any action, suit or proceeding for infringement or other violation of Intellectual Property of the Company or breach of any license or Contract involving Intellectual Property against any third party.

(h)  The Company and each of its Subsidiaries have secured valid written assignments for good consideration from all Persons, including former and current employees, consultants and contractors, who contributed to the creation or development of the Intellectual Property of the Company, to the extent such contributions are not already owned by the Company by operation of Law.  Section 3.12(h) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof of (i) the names of such Persons who contributed to the creation or development of the Intellectual Property of the Company, (ii) each such Persons’ responsibilities with respect to their work for the Company, and (iii) a list that identifies the title and execution date of each Intellectual Property assignment or Intellectual Property related agreement executed by such Persons with the Company.

(i)           Except as set forth in Section 3.12(i) of the Company Disclosure Letter, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Intellectual Property owned by the Company or any of its Subsidiaries, and no Governmental Authority, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property.

(j)  The Company and its Subsidiaries have used reasonable best efforts to protect and preserve the confidentiality of all confidential information or trade secret information that comprises the Intellectual Property owned or used by the Company or any of its Subsidiaries (collectively, “Confidential Information”).

(k)  Section 3.12(k) of the Company Disclosure Letter sets forth a list of all Software owned by the Company or one of its Subsidiaries necessary for the conduct of the business of the Company, or for the conduct of the business of its Subsidiaries.  Except as would not have a Company Material Adverse Effect, the Company and each of the Subsidiaries of the Company has not used Open Source Software in such a way that creates, or purports to create, obligations for the Company with respect to any Intellectual Property of the Company or one of its Subsidiaries or grants, or purports to grant, to any third party, any rights or immunities related to any such Intellectual Property, except with respect to Software that the Company deliberately and publicly released to the open source community in a manner that does not preclude the Company’s continued use and exploitation of such Software.  To the Company’s knowledge, the Company and each of its Subsidiaries has fully complied with all terms and conditions applicable to any Open Source Software used by Company or any Subsidiary of the Company except where such failure to comply would not have a Company Material Adverse Effect. “Open Source Software” means any Software that is subject to the terms of any license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) redistributable at no charge.

(l)  The Company and each of its Subsidiaries own, lease or license all computer systems that are necessary for the operations of their business as presently conducted.  The Company and the Subsidiaries of the Company have each taken commercially reasonable steps to provide for the back up and recovery of data and information and have reasonable disaster recovery plans, procedures and facilities and, as applicable, has taken reasonable steps to implement such plans and procedures.  The Company and each of the Subsidiaries of the Company has taken reasonable actions to protect the integrity and security of its computer systems and the Software information stored thereon from unauthorized use, access, or modification by third parties.

(m)  The Company and each Subsidiary of the Company has complied with all Contracts and applicable Laws regarding personally identifiable information, including any data privacy laws, consumer privacy laws and Contracts with third parties, in every jurisdiction where the Company and each Subsidiary of the Company operates its business, except as would not have a Company Material Adverse Effect.

3.13.          Insurance.  The Company and each Subsidiary of the Company maintains valid bonds or policies of insurance with respect to its assets, properties and business.  Section 3.13 of the Company Disclosure Letter sets forth a list of all such bonds or policies. As of the date of this Agreement, with respect to each such insurance policy, the policy is in full force and effect.

3.14.         Contracts.

(a)  For purposes of this Agreement, “Material Contract” means the following to which, as of the date hereof, the Company or any of its Subsidiaries is a party or any of their respective assets or properties are bound (excluding any Contract that has expired or terminated in accordance with its terms and under which no party has any continuing rights or obligations):

(i)  any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act), whether or not filed by the Company with the SEC;

(ii)  any employment, independent contractor or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current (x) executive officer of the Company or any of its Subsidiaries, (y) member of the Board of Directors or (z) employee, independent contractor who is a natural person or consultant who is a natural person of the Company or any of its Subsidiaries, in each case providing for an annual base compensation of more than $75,000;

(iii)  any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof that is material to the Company and its Subsidiaries, taken as a whole (in each case with respect to which the Company has continuing obligations as of the date hereof), other than (x) a guaranty by the Company or any of its Subsidiaries of any of the obligations of the Company or another Subsidiary of the Company that was entered into in the ordinary course of business, and (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv)  any Contract containing any covenant applicable to the Company or any of its Subsidiaries (or, at any time after the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, that would by its terms be applicable to Parent or any of its Subsidiaries) prohibiting or otherwise materially limiting the Company’s or any such Subsidiary’s right to engage or compete in any line of business, to operate in any geographic area or distribution channel, other than any such Contract that is terminable by the Company or the applicable Subsidiary of the Company without material liability to the Company and its Subsidiaries, taken as a whole;

(v)  any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value of more than $100,000, other than any such Contract entered into in the ordinary course of business;

(vi)  any business or asset acquisition Contract pursuant to which the Company or any of its Subsidiaries has “earn-out” or other contingent purchase price payment obligations, in each case, that have not been paid prior to the date hereof and that would reasonably be expected to result in payments by the Company or the applicable Subsidiary after the date hereof of more than $100,000;

(vii)  any joint marketing or joint development Contract under which the Company or any of its Subsidiaries have continuing minimum payment obligations or costs of more than $100,000 per year that may not be canceled without material liability upon notice of 90 days or less;

(viii)  any Contract with a customer, which represents at least 10% of the revenues generated by the Company and its Subsidiaries in the fiscal year ended January 3, 2009 with respect to such customer and its controlled affiliates;

(ix)  any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(x)  any Contract that (A) contains most favored customer pricing provisions which are material to the Company and its Subsidiaries, taken as a whole, or (B) grants any exclusive rights or rights of first refusal which are material to the Company and its Subsidiaries, taken as a whole;

(xi)  any Contract establishing a partnership, joint venture or similar third party business enterprise in which the Company or any of its Subsidiaries either (A) has an equity interest or the right to acquire an equity interest or (B) where the Company or any of its Subsidiaries has a capital commitment or other obligation under such Contract that could reasonably be expected to require the contribution of more than $250,000 to such partnership, joint venture or similar third party business enterprise;

(xii)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, and whether secured or unsecured, of more than $250,000, other than (x) accounts receivables and payables and (y) loans to direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business;

(xiii)  any settlement agreement entered into since January 1, 2009 in respect of any action, suit, claim, charge, complaint or proceeding, any governmental action, inquiry or investigation, which requires a payment of more than $100,000; or

(xiv)  all Contracts that require a consent to a change of control or to an assignment by operation of Law, as the case may be, prior to the Effective Time, which Contracts are material to the Company and its Subsidiaries, taken as a whole.

(b)  Except as would not have a Company Material Adverse Effect, as of the date hereof, neither the Company nor any Company Subsidiary, nor to the knowledge of the Company any other party to a Material Contract, has received notice of, nor is actually in, breach, violation or default under, any of the terms or conditions of any Material Contract in such a manner as would permit any other party to cancel or terminate any such Material Contract, or would permit any other party to seek damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).  Except as would not have a Company Material Adverse Effect, the Company or the applicable Company Subsidiary has performed all of the obligations to be performed by it and is entitled to all benefits under, and is not alleged to be in default of, any Material Contract.  Except as would not have a Material Adverse Effect, each of the Material Contracts is in full force and effect and has not been amended in any material respect.

(c)  The Company has furnished or made available to Parent true and correct copies of all Material Contracts in effect as of the date hereof.

(d)  Except as would not have a Company Material Adverse Effect, with respect to each Government Contract or outstanding Proposal to which the Company or any of its Subsidiaries is a party as of the date hereof:  (i) to the knowledge of the Company, the Company and each of its Subsidiaries has complied with all terms and conditions of such Government Contracts or Proposals; (ii) to the knowledge of the Company, all representations and certifications made by the Company and its Subsidiaries with respect to such Government Contracts or Proposals were accurate, current and complete as of their effective dates, and the Company and its Subsidiaries have complied with all such representations and certifications; (iii) to the knowledge of the Company, the Company and each of its Subsidiaries has complied with (A) all applicable requirements of Law or Order in relation to such Government Contracts or Proposals and (B) any Contract with the U.S. Government; (iv) no Governmental Authority nor any prime contractor on a Government Contract to which the Company is a subcontractor has notified the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries has breached or violated any statute, rule or regulation, certification or other Law in connection with any Government Contract other than any of the foregoing that have been resolved prior to the date hereof; (v) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (vi) no cost incurred by the Company or any of its Subsidiaries has been disallowed, other than those which have been resolved; and (vii) no money due to the Company or any of its Subsidiaries has been withheld or set off and not resolved.  As used in this Agreement, (x) “Government Contract” means any Contract, however denominated, including any procurement, task order, work order, purchase order, job order, subcontract, Contractor Team Arrangement (as defined in FAR 9.601), co-operative agreement or other transaction with the U.S. Government or any other applicable foreign Governmental Authority at the prime or subcontract level (at any tier) under a federal prime Contract, entered into by the Company or any of its Subsidiaries for the provision of goods, services or construction and (y) “Proposal” means any proposal, bid, request for equitable adjustment, contract change proposal, proposal for modification or indirect cost submission on a Government Contract.

(e)  To the knowledge of the Company and except as would not result in a Company Material Adverse Effect, as of the date hereof, (i) neither the Company nor any of its Subsidiaries nor any of the directors or executive officers of the Company is (or within the last three years has been) under administrative, civil or criminal investigation or indictment or audit (other than routine audits) or suspension or debarment with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Proposal; (ii) neither the Company nor any of its Subsidiaries has made a Voluntary Disclosure pursuant to the U.S. Department of Defense Fraud Voluntary Disclosure Program (or comparable disclosure to any foreign Governmental Authority) or any mandatory disclosure pursuant to FAR Subpart 3.1 and/or FAR 52.203-13 with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Proposal that has led or would be reasonably expected to lead to any of the consequences set forth in clause (i) immediately above or any other damage, penalty, assessment, recoupment of payment or disallowance of cost; (iii) no unresolved qui tam actions have been brought against the Company or any of its Subsidiaries under the Civil False Claims Act; (iv) there are no disputes involving the Company or any Subsidiary of the Company related to a Government Contract; (v) there are no outstanding claims or requests for equitable adjustment by the Company or any Subsidiary of the Company relating to a Government Contract; (vi) there are no outstanding claims or requests for equitable adjustment submitted by a subcontractor to the Company under a Government Contract; (vii) no improper or false claims have been made, whether certified or not, under the Contract Disputes Act of 1978 as amended (41 U.S.C. §605 et al.); and (viii) there is no violation of the Anti-Kickback Act (41 U.S.C. §51 et seq.) or Covenant Against Contingent Fees (FAR Subpart 3.4).

3.15.         Permits; Compliance.

(a)  The Company and each Subsidiary of the Company has all material federal, state, local or foreign authorizations, licenses and permits and any similar authority necessary for the conduct of its business as presently conducted, except for any authorizations, licenses, permits or any similar authorities for which the failure to obtain or hold would not prevent or materially delay consummation of the Offer or the Merger or would not have a Company Material Adverse Effect.  Each such authorization, license, permit and similar authority is valid and in full force and  effect and neither the Company nor any Subsidiary of the Company is in violation of or in default under any of such authorization, license, permit or other similar authorities, except for such violation or defaults which would not prevent or materially delay consummation of the Offer or the Merger or would not have a Company Material Adverse Effect.

(b)  To the knowledge of the Company, no executive officer or director of the Company or any Subsidiary of the Company is in violation in any material respect of any term of any Material Contract or any material covenant (with the Company) relating to employment, patents, proprietary information disclosure, noncompetition or nonsolicitation.

3.16.         Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a)  Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds, property or anything of value to any official, employee or agent of any Governmental Authority of any jurisdiction or (ii) made any contribution to any candidate for public office or political party, in either case, where such contribution, payment or gift was, is or would be prohibited or improper under any applicable anti-bribery, anti-corruption or similar Law of any jurisdiction, as in effect on or prior to the Effective Time applicable to the Company or any of its Subsidiaries or their respective operations.

(b)  Except as would not have a Company Material Adverse Effect, and without limiting the generality of the foregoing, neither the Company, any Subsidiary of the Company nor, to the knowledge of the Company, any of its, or its Subsidiaries’, affiliates or Representatives, is aware of or has taken any action, directly or indirectly, that would result in a violation in any material respect by such Persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of any offer, payment, promise to pay or authorization of the payment of any money, or other property gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.  The Company, each Subsidiary of the Company and, to the knowledge of the Company, its affiliates and Representatives have at all times conducted their respective businesses in compliance in all material respects with the FCPA (including the record keeping provisions of the FCPA) and currently have in place policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance in all material respects therewith.

(c)  The operations of the Company and each of its Subsidiaries are in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no Proceeding by or before any court or other Governmental Authority involving the Company or any Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened which if adversely determined would have a Company Material Adverse Effect.

(d)  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any affiliates or Representatives of the Company or any Subsidiary of the Company is in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

3.17.         Employment Matters.

(a)  Neither the Company nor any Subsidiary of the Company has agreed to recognize any labor union or similar organization, nor has any labor union or similar organization been certified as the exclusive bargaining representative of any of its or their employees.  Neither the Company nor any Subsidiary of the Company is a party to or bound by a collective bargaining or a similar agreement or understanding with a labor union or similar organization, and no such agreement or understanding is being negotiated.  As of the date hereof, to the knowledge of the Company, none of the employees of the Company is represented by any labor union or similar organization, and there has not been and there is not now pending a labor strike, slowdown, lockout, stoppage or other labor dispute or proceeding with respect to the Company or any Subsidiary of the Company (including any organizational campaign or representation petition) and no labor strike slowdown, lockout, stoppage or other labor dispute or proceeding (including an organizational campaign or representation petition) has been threatened.  Neither the Company, any Subsidiary of the Company, nor to the knowledge of the Company, any employee or representative of the Company, has committed or engaged in any unfair labor practice in connection with the conduct of the business of the Company, except as would not have a Company Material Adverse Effect.

(b)  To the knowledge of the Company, as of the date hereof, no officer, director, group of employees or any individual listed in Section 3.17(b) of the Company Disclosure Letter has any plans to terminate his, her or their employment with the Company or Subsidiary of the Company.  To the knowledge of the Company, no employee of the Company or any Subsidiary of the Company is in violation in any material respect of any confidentiality agreement or technology assignment agreement with a prior employer of such employee.

(c)  Except as would not have a Company Material Adverse Effect, there is no action, suit, claim, charge, complaint, grievance or proceeding, or any governmental action, inquiry or investigation against the Company or any Subsidiary of the Company, or settlement thereof, pending or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor or employment matters, including those for (i) wages, salaries, commissions, bonuses, vacation pay, severance or termination pay, sick pay or other compensation; (ii) employee benefits; (iii) alleged unlawful, unfair, wrongful or discriminatory employment or labor practices; (iv) alleged breach of contract or other claim arising under a collective bargaining agreement, other labor contract or individual agreement, or any other employment covenant whether express or implied; (v) alleged violation of any statute, ordinance, contract or regulation relating to minimum wages or maximum hours of work; (vi) alleged violation of occupational safety and health standards; or (vii) alleged violation of plant closing and mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower Laws, or other labor or employment Laws; and except as would not have a Company Material Adverse Effect, the Company and each Subsidiary of the Company is in compliance with all applicable Laws, rules and regulations relating to labor and employment, including those Laws, rules and regulations relating to the above-listed matters.  All employees of the Company and each Subsidiary of the Company are lawfully authorized to work in the jurisdiction in which they are employed according to applicable immigration Laws, and the Company and each Subsidiary of the Company are in compliance with all applicable Laws relating to the documentation and recordkeeping of their employees’ work authorization status, except as would not have a Material Adverse Effect.

3.18.         Environmental Matters.

(a)  Except as would not have a Company Material Adverse Effect or except as set forth in Section 3.18(a) of the Company Disclosure Letter, each of the Company, each Subsidiary of the Company and, to the knowledge of the Company, each of their respective predecessors, if any, has complied and is in compliance with all Environmental Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been made, given, filed or commenced by any Person, including any Governmental Authority, nor has any such making, giving, filing, or commencement been threatened against it alleging any failure to comply with the Environmental Laws, or seeking contribution towards, or participation in, any remediation of any contamination of any property or thing with Hazardous Materials.

(b)  Neither the Company, any Subsidiary of the Company, nor, to the knowledge of the Company, any of their respective predecessors, has engaged or is engaging in any operations, activities or conduct other than as set forth under Section 3.18(a) of  this Agreement so as to create or otherwise contribute to the existence of a physical condition on or under any property that could give rise to any investigative, remedial or other obligation under any Environmental Law, or that could result in any kind of liability to the Company or any third party claiming damage to Person or property as a result of such physical condition.  The Company has not received any written notice, report or information regarding any actual or potential liabilities arising under any Environmental Laws.  To the Company’s knowledge, the Company has not received written notice that it is a potentially responsible party under CERCLA or any similar Law.

(c)  To the Company’s knowledge, the Company has provided or made available to Parent all internal and external environmental audits and studies in its possession or control relating to the Company and each Subsidiary and all correspondence on substantial environmental matters relating to the Company and each Subsidiary.

(d)  For purposes of this Agreement, “Environmental Laws” means all federal, state, and local Laws, regulations, ordinances, codes, rules, permits, decisions, orders, or decrees relating or pertaining to the public health and safety or the environment, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, removal, remediation, reporting, discharge, or disposal of air, water, groundwater or Hazardous Materials and intended to address environmental concerns, including but not limited to (i) the Solid Waste Disposal Act, 42 U.S.C. 6901 et seq., as amended (“RCRA”), (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended (“CERCLA”), (iii) the Clean Water Act, 33 U.S.C. §1251 et seq., as amended (“CWA”), (iv) the Clean Air Act, 42 U.S.C. §7401 et seq., as amended (“CAA”), (v) the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., as amended (“TSCA”), (vi) the Emergency Planning and Community Right To Know Act, 15 U.S.C. §2601 et seq., as amended (“EPCRKA”), (vii) the Occupational Safety and Health Act, 29 U.S.C. §651 et seq., as amended, and (viii) state and local counterparts to the Environmental Laws identified in (i) – (vii) of this paragraph.

(e)  For purposes of this Agreement, “Hazardous Materials” means, without limitation, (i) any “hazardous wastes” as defined under RCRA, (ii) any “hazardous substances” as defined under CERCLA, (iii) any toxic pollutants as defined under the CWA, (iv) any hazardous air pollutants as defined under the CAA, (v) any hazardous chemicals as defined under TSCA, (vi) any hazardous substances as defined under EPCRKA, (vii) asbestos, (viii) polychlorinated biphenyls, (ix) petroleum or petroleum products, (x) underground storage tanks, whether empty, filled or partially filled with any substance, (xi) any substance the presence of which on the property in question is prohibited under any Environmental Law, and (xii) any other substance which under any Environmental Law requires special handling or notification of or reporting to any Governmental Authority in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge, or disposal.

3.19.         Employee Benefits.

(a)  Section 3.19(a) of the Company Disclosure Letter includes a list of each Current Employee Benefit Plan.

(b)  The following documents have been made available to Parent:  (i) true, correct and complete copies of each Current Employee Benefit Plan (or, in the case of any unwritten Current Employee Benefit Plan, a written summary of the terms of such Plan) and related trusts (including tax-exempt trusts, secular trusts, VEBAs and “rabbi trusts”), if applicable, including all amendments thereto, and all associated contracts (including insurance contracts, HMO agreements, recordkeeping contracts, trustee contracts and third party administrator contracts), (ii) the three most recently filed Forms 5500 (and any associated financials, schedules and actuarial reports) and the summary plan description for each Current Employee Benefit Plan required to file such report or description, and (iii) the most recent favorable determination letter or opinion letter from the IRS, or, if currently outstanding, each filing to obtain such letter, with respect to each Current Employee Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code (“Qualified Employee Benefit Plan”).

(c)  Neither the Company nor any Commonly Controlled Entity (defined below) sponsors, maintains, contributes to or has an obligation to contribute to, and has not at any time within six years prior to the Effective Time sponsored, maintained, contributed to, or had an obligation to contribute to (i) any employee benefit plan within the meaning of Section 3(3) of ERISA that is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (ii) any multiemployer plan within the meaning of Section 3(37) of ERISA.  In addition, except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary has any liability with respect to any Employee Benefit Plan sponsored, maintained or contributed to by any Commonly Controlled Entity that is not a Subsidiary.

(d)  Except as would not have a Company Material Adverse Effect, or as otherwise set forth in Section 3.19(d) of the Company Disclosure Letter, with respect to the Current Employee Benefit Plans:

(i)  Each of the Current Employee Benefit Plans has been operated and administered in all respects with applicable Law, including, but not limited to, ERISA, the Code and in each case the regulations thereunder;

(ii)  Each Qualified Employee Benefit Plan has received a favorable determination letter or opinion from the Internal Revenue Service, or has pending an application for such determination from the Internal Revenue Service with respect to those provisions for which the remedial amendment period under Section 401(b) of the Code has not expired, and, to the knowledge of the Company, there is no reason why any such determination letter would be reasonably expected to be revoked;

(iii)  No Current Employee Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any Commonly Controlled Entity beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA) or (C) benefits required to be provided to the Company’s President and Chief Executive Officer pursuant to his Employment Agreement dated April 11, 2006;

(iv)  All contributions required to be made to each Current Employee Benefit Plan pursuant to its terms, the Code or any other applicable Law have been timely made;

(v)  No act, omission or transaction has occurred that would reasonably be expected to result, directly or indirectly, through its own liability, indemnification or otherwise, in imposition on the Company or, to the Company’s Knowledge, any fiduciary of any Current Employee Benefit Plan of (A) any fiduciary duty liability damages under Section 409 of ERISA, (B) any liability under Section 502 of ERISA or (C) any excise tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

(vi)  There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Current Employee Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of the Company and there is no matter pending (other than routine qualification determination or opinion letter filings) with respect to any Current Employee Benefit Plan before the IRS, the Department of Labor, the PBGC, or other governmental authority; and

(vii)  Each Current Employee Benefit Plan that is a “non-qualified deferred compensation plan” within the meaning of  Section 409A of the Code (A) meets the requirements of Section 409A of the Code as to the form of the plan and (B) has been operated in compliance with the requirements of Section 409A of the Code and the regulations thereunder.

(e)  Except as set forth in Section 3.19(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereunder (either alone or in connection with any other event) will result in any payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, or under the Employee Benefit Plans that would result, individually or in the aggregate, in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.

(f)  With respect to any Foreign Plan, if intended to qualify for special tax treatment, each such Foreign Plan meets the requirements for such treatment in all material respects.

(g)  For purposes of this Agreement (i) “Commonly Controlled Entity” shall mean any corporation, trade, business, or entity under common control with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA; (ii) “Current Employee Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained, or contributed to by the Company or any Subsidiary for the benefit of the employees, former employees, independent contractors, or agents of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any obligations or liability (contingent, secondary or otherwise); (iii) “Employee Benefit Plan” shall mean (A) each employee benefit plan within the meaning of Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) and (B) each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment; (iv) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended; (v) “PBGC” shall mean the Pension Benefit Guaranty Corporation; and (vi) “Foreign Plan” means a Current Employee Benefit Plan maintained primarily for the benefit of employees of the Company or any Subsidiary located outside the United States of America; provided, that Foreign Plan shall not include any employee benefit plan or arrangement required to be maintained or contributed to pursuant to applicable Law.

(h)  The Parties acknowledge that certain payments may be made and certain benefits may be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Current Employee Benefit Plans (collectively, the “Company Arrangements”), to certain stockholders of the Company and holders of other securities of Company (the “Covered Securityholders”).  The Company hereby represents and warrants that all such amounts payable under the Company Arrangements (i) are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (ii) are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The Company also hereby represents and warrants that the Board of Directors or the Compensation Committee thereof (the “Company Compensation Committee”), as applicable, (i) at a meeting duly called and held at which all members of the Company Compensation Committee were present, duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each such Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (B) the treatment of the Company Equity Awards in accordance with the terms set forth in this Agreement and (C) the terms of Sections 5.9 and 5.10, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

(i)  Notwithstanding the foregoing or anything in this Agreement to the contrary, for the purpose of clarity, the Parties agree and acknowledge that the Company is not providing any representations or warranties with respect to the matters set forth in Section 2.13(a).

3.20.         Real Property.

(a)  Except as would not have a Company Material Adverse Effect or as set forth in Section 3.20(a) of the Company Disclosure Letter, the Company or one or more of its Subsidiaries has good and marketable fee simple title to all real property owned by the Company or any of its Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.  Section 3.20(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of all real property owned by the Company or any of its Subsidiaries, and sets forth for each such parcel of real property the location and street address.

(b)  Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries has good leasehold title to the real property leased or subleased by any of them free and clear of any Encumbrances other than Permitted Encumbrances.  Section 3.20(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of the real property leased or subleased by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, including with respect to each such lease or sublease the date of such lease or sublease and any material amendments thereto and the street address of such real property.  Except as would not have a Company Material Adverse Effect, (i) all real property leases and subleases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any real property lease or sublease that is material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries has entered into with any other Person (other than another wholly owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the real property material to the Company or any of its Subsidiaries.  The Company has made available to Parent correct and complete copies of all real property leases and subleases (including all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases or licenses, as tenant, any real property that is material to the Company and its Subsidiaries, taken as a whole.

(c)  As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the real property owned by the Company or any of its Subsidiaries.

3.21.         Interested Party Transactions.  Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Filings, since January 1, 2007, no event has ever occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

3.22.         Top-Up Option.    The Board of Directors has duly and validly approved and taken all corporate action required to be taken by the Board of Directors to grant the Top-Up Option, to reserve for issuance and to issue the Top-Up Option Shares upon the exercise thereof.  The Top-Up Option Shares, if and when issued in accordance with the terms of this Agreement, and paid for by Merger Sub in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrances.

3.23.         Schedule 14D-9; Offer Documents; Proxy Statement.

(a)  None of the information supplied or to be supplied in writing by or on behalf of the Company for inclusion in the Offer Documents will, at the times such documents are filed with the SEC, at the time they are disseminated to stockholders of the Company and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 and each other document filed by the Company with the SEC or distributed or disseminated to the stockholders by the Company in connection with the Offer (the “Company Disclosure Documents”) will not, at the time they are filed with the SEC and at all times prior to the purchase of shares of Common Stock by Merger Sub pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent, Merger Sub or any affiliate or Representative of Parent or Merger Sub which is contained in the Company Disclosure Documents.  The Company Disclosure Documents will comply as to form in all material respects with the provisions of the Exchange Act.

(b)  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement or information statement to be disseminated to the stockholders of the Company in connection with the Company Meeting, if one is required (such proxy statement or information statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first disseminated to the stockholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will, at the time of the Company Meeting, comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any affiliate or Representative of Parent or Merger Sub which is contained or incorporated by reference in the Proxy Statement.

3.24.         Section 203.  Assuming that the representations of Parent and Merger Sub contained in Section 4.6 are accurate, the Board of Directors has taken all actions necessary under the DGCL, including approving the Tender Agreements and approving the transactions contemplated by this Agreement, to ensure that the restrictions on Business Combinations (as defined in Section 203 of the DGCL) do not, and will not, apply to the transactions contemplated hereby, if any such transactions are consummated in accordance with the terms of this Agreement.  Neither the execution and delivery by the Company of the Tender Agreements nor this Agreement nor the consummation of the Offer, the Merger and any of the other transactions contemplated hereby will prohibit for any period of time, or impose any stockholder approval requirement with respect to, the Offer or the Merger, except in the case of the Merger, the Company Stockholder Approval (if required under the DGCL).

3.25.         Takeover Laws.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.6 are accurate, no Takeover Law or other comparable takeover provision of the Certificate of Incorporation or Bylaws applies to the Tender Agreements, this Agreement, the Offer or the Merger, prohibits the consummation of the Offer or the Merger or imposes any additional stockholder approvals or conditions with respect to the Offer or the Merger.

3.26.         Opinion of Financial Advisor.  The Board of Directors has received the opinion of America’s Growth Capital, LLC, dated as of the date of this Agreement, to the effect that, as of such date and subject to the various limitations, qualifications and assumptions contained therein, the Per Share Amount in cash proposed to be received by holders of shares of Common Stock in the Offer and the Merger pursuant to this Agreement is fair from a financial point of view to such holders.

3.27.         Tender Agreements.  All of the Persons listed in Section 3.27 of the Company Disclosure Letter have executed and delivered to Parent Tender Agreements.

3.28.         Brokers’ and Finders’ Fees.  Other than those payable to the Persons identified on Section 3.28 of the Company Disclosure Letter, the Company has not incurred, nor will it incur, directly or indirectly, any liability or obligation to pay brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.29.         No Reliance.

(a)  The Company and its Subsidiaries acknowledge and agree that except for the representations and warranties contained in ARTICLE FOUR and except as otherwise expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, none of Parent and Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

(b)  Except for the representations and warranties expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, the Company has not relied on any representation or warranty, express or implied, with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement.  None of Parent and Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or use by the Company of any such information, including any information, documents, projections, forecasts or other material made available to the Company or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE FOUR
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

4.1.           Organization and Standing.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted and to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby.

4.2.           Authorization.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action other than the adoption of this Agreement by the sole stockholder of Merger Sub.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other Laws relating to creditors’ rights and to general principles of equity.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not violate any provision of Law and will not violate or conflict with, or result in the breach of any of the terms, conditions or provisions of, constitute a default under, or require a consent or waiver under, the certificate of incorporation or bylaws of Parent or Merger Sub (each as amended to date) or any indenture, lease, agreement, or other instrument to which either of Parent or Merger Sub is a party or by which either of them or any of their properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to either of Parent or Merger Sub.

4.3.           Governmental Authorities and Consents.  Except pursuant to the applicable requirements of the Exchange Act and except for the filing of the Certificate of Merger, neither Parent nor Merger Sub is required to submit any notice, report or other filing to or with any Governmental Authority in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.  No consent, approval or authorization of any Governmental Authority or any other party is required to be obtained by Parent or Merger Sub in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.4.           Company Disclosure Documents; Proxy Statement; Other Information.

(a)  None of the information provided by Parent or its Subsidiaries to be included in the Company Disclosure Documents will, at the time such documents are filed with the SEC, at the time such documents are first disseminated to the stockholders of the Company or at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Schedule TO and each other document filed by Parent or Merger Sub with the SEC or distributed or disseminated to the stockholders of the Company by Parent or Merger Sub in connection with the Offer (the “Parent Disclosure Documents”) will not, at the time they are filed with the SEC and at all times prior to the purchase of shares of Common Stock by Merger Sub pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any affiliate or Representative of the Company which is contained in the Parent Disclosure Documents.  The Parent Disclosure Documents will comply as to form in all material respects with the provisions of the Exchange Act.

(b)  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, if one is required, will, at the date the Proxy Statement is first disseminated to the stockholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.5.           Sufficient Funds.  As of the date of this Agreement, Parent has, and as of the respective dates of consummation of the Offer, the Merger and the other transactions contemplated hereby shall have, available funds in an amount sufficient to enable Merger Sub to purchase the shares of Common Stock pursuant to the Offer and to consummate the Merger on the terms contemplated hereby and perform its other obligations under this Agreement.

4.6.           Ownership of Shares.  As of the date of this Agreement, none of Parent, Merger Sub or their controlled affiliates owns (directly or indirectly, beneficially or of record) any shares of Common Stock and none of Parent, Merger Sub or their controlled affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

4.7.           Litigation.  As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened, against Parent or Merger Sub, or any of its or their respective properties or assets in or before any Governmental Authority or before any mediator or arbitrator that would have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

4.8.           Ownership of Merger Sub; No Prior Activities.  Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.9.           No Reliance.

(a)  Each of Parent and Merger Sub acknowledges and agrees that except for the representations and warranties contained in ARTICLE THREE and except as otherwise expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, none of the Company and its Subsidiaries nor any other Person on behalf of the Company and its Subsidiaries makes any other representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

(b)  Except for the representations and warranties expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, neither Parent nor Merger Sub has relied on any representation or warranty, express or implied, with respect to the Company and its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  None of the Company and its Subsidiaries nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or use by Parent or Merger Sub of any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or management presentations in expectation of the transactions contemplated by this Agreement.

4.10.         Rule 14d-10(d).  The Parties acknowledge that certain payments are to be made and certain benefits are to be granted according to certain employment compensation, severance and other employee benefit plans to which Parent is a party (the “Parent Arrangements”) to the Covered Securityholders.  Parent hereby represents and warrants that all such amounts payable under the Parent Arrangements (a) are being paid or granted as compensation for future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (b) were not, and are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  Parent also hereby represents and warrants that (a) the adoption, approval, amendment or modification of each Parent Arrangement since the discussions relating to the transactions contemplated hereby between the Company and Parent began has been or will be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of Parent in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, and (b) the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking of all necessary actions by the Board of Directors of Parent (the “Parent Board”), or the Management Organization and Compensation Committee of Parent Board, to cause such safe harbor to be applicable to such Parent Arrangements.  A true and complete copy of any resolutions of Parent Board, or the Management Organization and Compensation Committee of Parent Board, reflecting any approvals and actions referred to in the preceding sentence to the extent taken prior to the date of this Agreement will be provided to the Company within five Business Days following the execution of this Agreement.

ARTICLE FIVE
ADDITIONAL AGREEMENTS

5.1.           Proxy Statement; Stockholders Meeting.

(a)  If the Company Stockholder Approval is required under the DGCL to effect the Merger, as soon as reasonably practicable following the Acceptance Date, the Company shall, with the assistance of Parent (not to be unreasonably withheld, conditioned or delayed), prepare and file with the SEC the Proxy Statement and shall respond to and resolve all SEC comments with respect to the Proxy Statement as soon as practicable after receipt thereof.  Subject to applicable Laws, the Company and Parent (with respect to itself and Merger Sub) each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement. Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading in any material respect.  The Company shall provide Parent and Merger Sub with (in writing, if written), and shall consult with Parent regarding, any comments (written or oral) that may be received by the Company or its counsel from the SEC or its staff with respect to the Proxy Statement promptly after receipt thereof.  Parent and its counsel shall be given a reasonable opportunity to review any such written and oral comments and proposed responses before they are filed with the SEC.  The Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

(b)  Subject to the other provisions of this Agreement, if the Company Stockholder Approval is required under the DGCL to effect the Merger, as soon as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through its Board of Directors, shall (i) take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”); provided, that the record date for any such Company Meeting shall be after the Acceptance Date, and, if the Top-Up Option is exercised by Parent, after the date on which the closing of the purchase of the Top-Up Option Shares occurs pursuant to Section 1.3, (ii) subject to Section 5.3, include in the Proxy Statement the Recommendation and (iii) subject to Section 5.3 of this Agreement, use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement.  Once the Company Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Meeting without the consent of Parent.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Meeting if this Agreement is terminated.  Parent shall vote, or cause to be voted, all of the shares of Common Stock held by Parent, Merger Sub and their respective affiliates in favor of the adoption and approval of this Agreement and the Merger in accordance with applicable law.

(c)  Notwithstanding the foregoing, if a Short-Form Merger may be effected in accordance with Section 2.7 and Section 253 of the DGCL, the Company, Parent and Merger Sub shall take all necessary and appropriate action to cause the Merger to become effective on the dates specified in Section 2.2 without a Company Meeting, in accordance with Section 253 of the DGCL.

5.2.           Access to Information; Confidentiality; Financial Statements.

(a)  From the date hereof to the Effective Time, the Company shall, and shall cause the Company Representatives to, permit Parent and the Parent Representatives to have reasonable access during normal business hours upon reasonable notice to the Company Representatives and the plants and other facilities, books, records, Contracts and documents of or pertaining to the Company or its Subsidiaries, and shall furnish Parent and Merger Sub with all financial, operating and other data and information as Parent or Merger Sub, through its Representatives, may reasonably request. Any such information shall be deemed “Evaluation Material” under the Confidentiality Agreement.  Notwithstanding the foregoing, any such investigation or consultation shall not include any intrusive testing or environmental sampling of any kind and shall be concluded in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party (provided that the Company has used commercially reasonable efforts to find an alternative means, not constituting a breach of any such agreement with a third party, to provide the access or information contemplated by this Section 5.2(a)), (ii) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries or (iii) otherwise violate any applicable Law.

(b)  In the event of the termination of this Agreement in accordance with ARTICLE SEVEN, Parent and Merger Sub shall, and shall use reasonable best efforts to cause their respective Representatives to, return promptly every document furnished to them by the Company or any Representative of the Company in connection with the Merger and all copies thereof in their possession, and cause any other parties to whom such documents may have been furnished promptly to return such documents and all copies thereof.

5.3.           No Solicitation of Transactions.

(a)  Subject to Section 5.3(b), until the Effective Time or, if earlier, the Termination Date, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its or their directors, officers, employees, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate, or take any action to knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer or afford access to the employees, business, properties, assets, books or records of the Company or any of its Subsidiaries with respect to, or the making or completion of, any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, propose or agree to do any of the foregoing. Subject to Section 5.3(b), the Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (x) immediately cease and cause to be terminated all existing discussions or negotiations with any Person (other than Parent and its affiliates) conducted heretofore with respect to any Acquisition Proposal and (y) promptly request and use commercially reasonable efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such Person.

(b)  Notwithstanding anything to the contrary in Section 5.3(a), if at any time following the date of this Agreement and prior to the Acceptance Date, (i) the Company receives a bona fide written Acquisition Proposal, (ii) such Acquisition Proposal did not result from a breach of this Section 5.3, (iii) the Board of Directors determines in good faith (after consulting with outside counsel and a financial advisor of nationally recognized reputation selected by the Board of Directors (the “Company Financial Advisor”)) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (iv) the Board of Directors determines in good faith (after consulting with outside legal counsel) that not taking the actions referred to in clause (x) and (y) below would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may at any time prior to the Acceptance Date (but in no event after such time) (x) furnish and make available information and data with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to (and only pursuant to) an Acceptable Confidentiality Agreement; provided, that the Company provides Parent with written notice of its intention to enter into such Acceptable Confidentiality Agreement and the Company advises Parent of any information provided to any Person substantially concurrently with its delivery to such Person and substantially concurrently with such delivery the Company delivers to Parent all such information not previously provided to Parent and (y) enter into, maintain and participate in discussions or negotiations with the Person making such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations.  The Company shall not terminate, waive, amend, release or modify any material provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal, and shall enforce the material provisions of any such agreement.

(c)  Except as permitted in this Section 5.3(c), the Board of Directors shall not (x) (A) fail to make the Recommendation to the stockholders of the Company or withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the approval, Recommendation or declaration of advisability by the Board of Directors of this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal shall be considered a breach of this clause (B)) or (C) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in this clause (c) (x) being referred to herein as an “Adverse Recommendation Change”), (y) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or directly related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), other than any Acceptable Confidentiality Agreements, or (z) resolve, agree or publicly propose to take any such actions.  Notwithstanding the preceding sentence, at any time prior to the Acceptance Date (but in no event after such time) the Board of Directors may, if the Board of Directors determines in good faith (after consulting with outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.3(c), (x) make an Adverse Recommendation Change in response to a Superior Proposal received after the date hereof and that does not otherwise result from a breach of this Section 5.3 or (y) solely in response to either a Superior Proposal received after the date hereof and that did not otherwise result from a breach of this Section 5.3, cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii); provided, however, that, in the case of a Superior Proposal, (A) (1) no Adverse Recommendation Change may be made and (2) no such termination of this Agreement may be made, in each case, until after the third Business Day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors intends to make an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii), as the case may be, and specifying the relevant terms and conditions of (including the identity of the Persons making the Superior Proposal) any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any material amendment to the financial terms of such Superior Proposal shall require a new written notice by the Company to Parent and an additional two Business Day period), and (B) during such three Business Day period (or any additional two Business Day period), the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to enable Parent to make a counteroffer and make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors to proceed with its recommendation of this Agreement and not make such an Adverse Recommendation Change or cause the Company to terminate this Agreement and (C) the Board of Directors shall not make such an Adverse Recommendation Change or cause the Company to terminate this Agreement unless prior to the expiration of such three Business Day period (or any additional two Business Day period) Parent makes a definitive written proposal to amend this Agreement or the Offer or enter into an alternative transaction and the Board of Directors shall have considered such definitive written proposal in good faith and, after the expiration of such three Business Day period (or any additional two Business Day period), the Board of Directors shall have determined in good faith (after consulting with outside legal counsel and the Company Financial Advisor) that such Acquisition Proposal still constitutes a Superior Proposal.

(d)  From and after the date hereof, the Company shall promptly advise Parent, orally and in writing, and in any event no later than 24 hours after receipt, in the event the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives receives any Acquisition Proposal together with the material terms and conditions (including the identity of the Persons making such Acquisition Proposal) of such Acquisition Proposal and a copy of any written documentation delivered to the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives in connection therewith.  The Company shall keep Parent informed on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification) of any such Acquisition Proposal, including of all material developments with respect to any such Acquisition Proposal and shall provide Parent with copies of any additional written documentation delivered to the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives in connection therewith.

(e)  Any violation of the provisions of this Section 5.3 by the Company’s Subsidiaries or the Company’s or its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

(f)  Neither the Company nor the Board of Directors shall take any action to (i) exempt any Person (other than Parent, Merger Sub and their respective affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any restrictive provision of any other Takeover Law) or otherwise cause such restrictions not to apply (except to the extent that the execution of this Agreement has such an effect or to the extent that the Tender Agreements are deemed to have such an effect with respect to such other Person) or (ii) render the Rights Agreement inapplicable to any transaction included in the definition of Acquisition Proposal, or resolve or agree to do any of the foregoing, in each case, unless such actions are taken concurrently with a termination of this Agreement pursuant to Section 7.1(d)(ii).

(g)  Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rules 14e-2(a) or 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors (after consulting with and receiving the advice of outside legal counsel) failure to do so would violate the disclosure requirements under applicable Law; provided, however, that in no event shall this Section 5.3(e) affect the obligations of the Company specified in Section 5.3(a), Section 5.3(b) and Section 5.3(c); and provided, further, that, unless such disclosure consists solely of a “stop, look and listen” communication containing only statements contemplated by Rule 14d-9(f) under the Exchange Act, any such disclosure will be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(i)) unless the Board of Directors publicly reaffirms the Recommendation within five Business Days.

(h)  For purposes of this Agreement:

(i)  “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality terms no less favorable in any material respect to the Company in the aggregate than those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement shall not prohibit compliance with any of the provisions of this Section 5.3, and shall not restrict the other party from making an Acquisition Proposal to the Company or negotiating with the Company with respect thereto.

(ii) “Acquisition Proposal” means any proposal or offer from any Person (other than Parent, Merger Sub or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to, or that could be reasonably expected to lead to, (A) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Company Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of the Company, (C) a tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Company or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the transactions contemplated by this Agreement.

(iii)  “Superior Proposal” means any bona fide written Acquisition Proposal that the Board of Directors determines in good faith (after consulting with outside legal counsel and the Company Financial Advisor), taking into account all legal, financial, regulatory, estimated time of completion and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal, including the financing terms thereof, that is more favorable to the stockholders from a financial point of view than the transactions contemplated by this Agreement (taking into account any adjustment to the terms and conditions proposed by Parent in an offer that is in writing in response to such Acquisition Proposal pursuant to Section 5.3(c); provided, that for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more.”

5.4.           Governmental Filings; Effort.

(a)  Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its commercially reasonable efforts promptly to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary and appropriate to consummate the Offer and to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Authority and the making of all necessary notices, registrations and filings and the taking of all steps as may be necessary and appropriate to effect the foregoing, or to avoid an action or proceeding by any Governmental Authority, (ii) the obtaining of all consents, approvals or waivers from, and the making of all notices to, third parties to the extent that any such consent, waiver or notice is (A) required under the terms and conditions of any Material Contract in order to consummate the Offer, the Merger and the other transactions contemplated hereby or (B) otherwise necessary or appropriate to permit the Parties to consummate the Offer, the Merger and the other transactions contemplated hereby; provided, however, that nothing in this Section 5.4(a) shall require any of the Parties to commence or participate in litigation or administrative proceedings in any forum with respect to any objections or opposition raised by any Governmental Authority or other third party, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.  The Company and Parent and their respective counsel shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above, and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.  Each Party shall inform the other Party or Parties, as the case may be, as promptly as practicable, of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement.  If the Company or Parent receives a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement, then it shall use commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable, and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Authority, provide the other party’s counsel with advance notice and the reasonable opportunity to participate in any meeting with any Governmental Authority in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.  Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Authority to stay, toll or extend any applicable waiting period under applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding anything to the contrary in this Section 5.4(a), materials provided to the other party or its counsel may be redacted (i) as necessary to comply with contractual arrangements and (ii) as necessary to address good faith legal privilege or confidentiality concerns; provided, however, that in the case of (ii) such materials shall be provided to outside counsel in unredacted form pursuant to a joint defense agreement (“Joint Defense Agreement”) so long as the producing party has the legal right to provide such materials to outside counsel for the other party pursuant to such Joint Defense Agreement.

(b)  Without limiting the generality of the undertakings pursuant to Section 5.4(a) hereof, the Parties shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Authorities with jurisdiction over the Antitrust Laws (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary and appropriate to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material or any consents and filings under any Antitrust Laws as promptly as practicable following the date of this Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under any applicable Antitrust Laws and (ii) subject to the terms of Section 5.4(c), use their commercially reasonable efforts to take such actions as are necessary and appropriate to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Authority or expiration of applicable waiting periods.  For the avoidance of doubt, each Party shall assist the other in gathering, preparing and submitting information or making any filing to any Governmental Antitrust Authority.

(c)  Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its Subsidiaries to, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Parent, the Company or any of their respective Subsidiaries if, in the reasonable judgment of Parent, any such divestiture, holding separate or entry into any license or similar agreement may have a materially detrimental effect or impact on the current or future business models, plans or structures of Parent and its Subsidiaries (taking into account the acquisition of the Company).

5.5.           Certain Notices.  From and after the date of this Agreement until the Effective Time, each Party hereto shall promptly notify the other Party of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any Party to effect the Merger and the other transactions provided for in this Agreement not to be satisfied or (ii) the failure of the Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger and the other transactions provided for in this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the execution of this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

5.6.           Public Announcements.  Parent, Merger Sub and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the Merger), and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with a national securities exchange, in which case reasonable best efforts to consult with the other Parties hereto shall be made prior to any such release or public statement; provided, however, that the provisions set forth in this Section 5.6 shall not apply to any press release or public statement made or proposed to be made by the Company pursuant to Section 5.3 or any disclosure of Parent or Merger Sub in response thereto or in connection therewith.

5.7.           Conduct of Business of the Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms set forth in ARTICLE SEVEN and the Effective Time, except to the extent expressly contemplated by this Agreement or with the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice, and the Company shall not, and shall cause each of its Subsidiaries not to, engage in any conduct or practice, take any action or enter into any transaction other than in the ordinary course of business consistent with past practice.  Without limiting the foregoing, (a) the Company shall, and shall cause each of its Subsidiaries to, (i) pay debts and Taxes when due unless contested in good faith and properly reserved against, (ii) pay or perform all other obligations when due unless contested in good faith and properly reserved against and (iii) use commercially reasonable efforts, consistent with past practice and policies, (A) to preserve intact its business organizations and material assets (ordinary wear and tear excepted), (B) to keep available the services of its officers, directors and employees, (C) to comply in all material respects with all applicable Laws and the requirements of all of its Material Contracts and (D) to maintain satisfactory relationships with customers, lenders, suppliers, distributors, licensors, licensees and others having business relationships with it, and (b) no matter included in the Company Disclosure Letter shall modify or be deemed to modify any of the provisions in this Section 5.7 or in Section 5.8 unless disclosed with particularity in Section 5.7 or Section 5.8 of the Company Disclosure Letter.

5.8.           Actions Requiring Parent’s Consent.  Without limiting the generality of Section 5.7, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms set forth in ARTICLE SEVEN and the Effective Time, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, or except as otherwise expressly permitted by this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)  amend or propose to amend the Certificate of Incorporation or Bylaws or any of the Subsidiary Charter Documents;

(b)  (i) make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of, or enter into any agreement with respect to the voting of, any capital stock or equity interests of the Company or any of its Subsidiaries, except that a wholly owned Subsidiary of the Company may make, declare, set aside and pay dividends or distributions to the Company or another wholly owned Subsidiary thereof, (ii) split, combine or reclassify any capital stock or equity interests of the Company, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or equity interests of the Company or any of its Subsidiaries or (iv) purchase, redeem or otherwise acquire, directly or indirectly, any capital stock or equity interests of the Company, except for acquisitions of shares of Common Stock by the Company in satisfaction by holders of any options or rights granted under the Company’s stock option or similar benefit plans or the applicable exercise price or withholding taxes;

(c)  issue, deliver, sell, exchange, grant, pledge, encumber or transfer, or authorize or propose the issuance, delivery, sale, exchange, grant, pledge, encumbering or transfer of, or purchase or propose the purchase of, any shares of capital stock or other equity interests or securities convertible into, or subscriptions, rights, warrants or options to acquire any such shares or equity interests or other convertible securities of the Company or any of its Subsidiaries, other than the issuance of shares of Common Stock pursuant to the exercise or settlement of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;

(d)  (i) other than in the ordinary course of business, transfer, license, sell, lease, encumber or otherwise dispose of any assets other than assets described below in clause (ii) (whether by way of merger, consolidation, sale of stock, sale of assets, liquidation, dissolution or otherwise) or (ii) transfer, sell, encumber or otherwise dispose of capital stock or other equity interests in any Subsidiary of the Company, in any case with a fair market value in excess of $100,000 in the aggregate with respect to all such transfers, licenses, sales, leases or other dispositions described in clauses (i) and (ii) above;

(e)  enter into any collective bargaining agreement;

(f)  except in the ordinary course of business, enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Material Contract or any material real property lease or any other Contract or lease that, if in effect as of the date hereof would constitute a Material Contract or a material real property lease hereunder;

(g)  make any material change in any method of financial accounting principles or practices, in each case except for any such changes required by a change in GAAP or applicable Law after the date of this Agreement;

(h)  fail to use its commercially reasonable efforts to maintain in effect material existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(i)  terminate or waive any right or rights that individually or in the aggregate would reasonably be expected to be material in value to the Company, other than in the ordinary course of business or consistent with past practice or other than as may be permitted by any of the other clauses of this Section 5.8;

(j)  except in the ordinary course of business consistent with past practice or as required by applicable Law or any Current Employee Benefit Plan or Contract in effect as of the date hereof, (i) increase in any manner (including by means of acceleration of payment) the base salary or bonus payable or to become payable to any of its past or present officers, employees other service providers; (ii) enter into any new or amend in any material respect any existing employment, severance, retention or change in control agreement, plan or arrangement with any of its past or present officers, employees or other service providers, (iii) promote any officers, employees or service providers, (iv) except as contemplated by Section 2.13, establish, adopt, enter into, amend (including by way of repricing of the exercise or base price of any Company Equity Award) or take any action to accelerate rights under any Current Employee Benefit Plan (including Company Equity Awards outstanding under any Current Employee Benefit Plan) or under any plan, agreement, program, policy, trust, fund or other arrangement that would be a Current Employee Benefit Plan if it were in existence as of the date of this Agreement; or (v) make any contribution to any Current Employee Benefit Plan, other than contributions that are required by Law, or by the terms of such Current Employee Benefit Plan as in effect on the date hereof, provided, that the terms set forth in clauses (ii) and (iv) immediately above shall not prohibit the Company and its Subsidiaries from entering into offer letters or their equivalent with non-executive officer employees hired after the date of this Agreement in the ordinary course of business consistent with past practice; provided, further, that the terms set forth in clauses (ii) and (iv) shall not prohibit the Company from amending its change in control agreements or other arrangements with the individuals set forth in Section 5.8(j) of the Company Disclosure Letter in the limited manner described in Section 5.8(j) of the Company Disclosure Letter; and provided, further, that except as set forth in Section 5.8(j) of the Company Disclosure Letter the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) shall not give rise to the right of any such person to receive any severance, retention or change in control payments;

(k)  settle or compromise any material Proceeding, other than settlements or compromises of such Proceeding (i) for an amount less than or equal to the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of the Company included in the Company SEC Documents (it being agreed that the amounts paid in respect of any settlement or compromise effected pursuant to this clause (i) shall not be applied toward the monetary threshold set forth in the immediately following clause (ii)), (ii) that involve only the payment of monetary damages not in excess of $250,000 in the aggregate (or not in excess of $250,000 in the aggregate above the amount of the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of the Company included in the Company SEC Documents) or the imposition of nonmaterial equitable relief on the business and operations of the Company or any of its Subsidiaries, (iii) that are immaterial and in respect of which no liability or reserve in respect thereof has been reflected or accrued on the most recent balance sheet of the Company included in the Company SEC Filings or (iv) entered into in the ordinary course of business consistent with past practice with respect to Proceedings; provided, that in the case of clauses (i), (ii), (iii) and (iv), such settlement or compromise does not contain as a term thereof the imposition of equitable relief on, or any material restrictions on the business and operations of, the Company or any of its Subsidiaries that would result in a Company Material Adverse Effect;

(l)  acquire or offer or agree to acquire (whether by way of merger, consolidation, acquisition of stock, acquisition of assets or otherwise) any Person or any division or assets thereof (other than the acquisition of assets in the ordinary course of business, including the acquisition of information technology and related assets from a customer (or the stock or other equity interests of a Subsidiary of such customer, the principal business of which is to hold such assets) in connection with the execution by the Company or any Subsidiary thereof of a new or expanded services Contract with such customer in the ordinary course of business consistent with past practice), or make any loans, advances or capital contributions to or investments in any Person (other than the Company or any wholly owned Subsidiary of the Company); provided, that the foregoing shall not prohibit the Company and its Subsidiaries from making any such acquisition, loan, advance, capital contribution or investment (i) so long as the aggregate consideration paid (including the amount of any indebtedness for borrowed money assumed) or amounts loaned, advanced or invested, as the case may be, does not exceed $250,000 with respect to any individual acquisition, loan, advance, capital contribution or investment or $500,000 in the aggregate with respect to all such acquisitions, loans, advances, capital contributions or investments, (ii) pursuant to any Contract that is in effect as of the date hereof and disclosed in Section 5.8(l) of the Company Disclosure Letter or (iii) that constitutes the extension of trade credit to any customer of the Company or any Subsidiary thereof so long as such extension of trade credit is made by the Company or such Subsidiary in the ordinary course of business consistent with past practice;

(m)  (i) redeem, repurchase, prepay, defease, incur or otherwise acquire any indebtedness for borrowed money (it being agreed that this covenant expressly does not apply to capital expenditures of any kind, including capital, synthetic or similar leases) or issue any debt securities or assume, guarantee or otherwise become responsible for, the obligations of any Person (other than the Company or a wholly owned Subsidiary of the Company) for borrowed money, except (A) for the incurrence of any indebtedness in the ordinary course of business under the credit facilities of the Company and its Subsidiaries that are in effect as of the date hereof, (B) the Company and its Subsidiaries may take any of the foregoing actions in respect of indebtedness owing by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, (C) for the acquisition or assumption of indebtedness in connection with acquisitions permitted pursuant to Section 5.8(l) or (D) that the foregoing shall not limit or restrict the ability of the Company or any Subsidiary thereof to enter into or arrange any customer supported financing transactions in the ordinary course of business consistent with past practice or (ii) voluntarily subject any of its material assets or material properties to any Encumbrances, other than Permitted Encumbrances;

(n)  except as required by Law, change any material election in respect of Taxes, make any material election in respect of Taxes which is inconsistent with past practice, adopt or change any material accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes (other than the settlement or compromise of any such Tax claim or assessment for an amount not materially greater than the liability or reserve in respect thereof that has been reflected or accrued on the Latest Balance Sheet) or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(o)  fail to give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act and other applicable Law in connection with the transactions provided for in this Agreement;

(p)  enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance, which in each case, is material to the Company and its Subsidiaries, taken as a whole;

(q)  create any new material business division;

(r)  enter into any new material line of business;

(s)  other than with respect to wholly owned Subsidiaries of the Company, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary of the Company (other than this Agreement and the Merger and other transactions contemplated hereby);

(t)  except for (i) expense reimbursements and advances in the ordinary course of business consistent with past practice and (ii) transactions in the ordinary course of business consistent with past practice with affiliates of any non-employee member of the Board of Directors, enter into any Contract with any officer or director of the Company or any of its Subsidiaries or any of their immediate family members (including their spouses);

(u)  enter into any Material Contract having terms that (i) provide for the making of any payment as a result of the transactions contemplated by this Agreement, (ii) would result in the occurrence of a material and adverse change in the rights or obligations of the Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement or (iii) would result in the occurrence of a material change in the rights or obligations of the counterparty thereto as a result of the transactions contemplated by this Agreement;

(v)  amend or propose to amend the Rights Agreement; or

(w)  breach, repudiate or waive compliance with any term of the Tender Agreements.

5.9           Indemnification of Directors and Officers.

(a)  Without limiting any additional rights that any officer, director or employee may have under the Certificate of Incorporation or the Bylaws (or the charter documents of the Company’s Subsidiaries), from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each current (as of the Effective Time) and each former officer and director of the Company or its Subsidiaries (collectively, the “Indemnified Parties”), from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including actual attorneys’ fees and disbursements (collectively, “Costs”) incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or fiduciary of the Company or the Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would be permitted under applicable Law and required under the Certificate of Incorporation or the Bylaws (or, as relevant, those of the applicable Subsidiary) as at the date hereof.  In the event of any such Proceeding, each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Proceeding from Parent or the Surviving Corporation to the fullest extent that the Company would be permitted under applicable Law and the Certificate of Incorporation or the Bylaws (or, as relevant, those of the applicable Subsidiary) as at the date hereof, and in accordance with the terms of the indemnification agreements between the Company and each of the directors and officers of the Company. Notwithstanding anything to the contrary herein (but subject to any superior rights contained in Certificate of Incorporation or the Bylaws (or, as relevant, those of the applicable Subsidiary) or applicable indemnification agreements to which any of the Company or its Subsidiaries is a party), prior to making any payment or advance in respect of the indemnification obligations set forth in this Section 5.9, the Person who is requesting such indemnification or advance shall agree to repay such payments or advances if it is ultimately determined that such Person is not entitled to indemnification. Subject to any superior rights contained in the Certificate of Incorporation or the Bylaws (or, as relevant, those of the applicable Subsidiary) or applicable indemnification agreements to which any of the Company or its Subsidiaries is a party, no Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)  Except as may be required by applicable Law, Parent and the Company agree that for a period of six years from the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Certificate of Incorporation or the Bylaws (or, as relevant, those of the applicable Subsidiary) or in any indemnification agreement between such Indemnified Party and the Company or the Subsidiaries shall survive the Merger and continue in full force and effect, and for a period of six years from the Effective Time shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)  Prior to the Effective Time, Parent shall pay for and cause to be obtained, and to be effective at the Effective Time, one or more prepaid “tail” insurance policies for the Persons who, as of the date hereof, are covered by the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policies (“D&O Insurance”), with a claims period of at least six years from the Effective Time with terms and conditions (including scope and coverage amounts) that are, taken as a whole, at least as favorable as the Company’s and its Subsidiaries’ existing D&O Insurance, for claims arising from facts or events that occurred at or prior to the Effective Time, covering without limitation the transactions contemplated hereby; provided, that the maximum aggregate premium for such “tail” insurance policies that Parent shall be required to expend shall not exceed three hundred percent (300%) of the annual D&O Insurance premium for the Company’s and its Subsidiaries’ current fiscal year, which annual premiums are set forth in Section 5.9(c) of the Company Disclosure Letter; and if such amount is not sufficient to purchase insurance in such maximum amount, then Parent shall purchase such amount of insurance with the best available coverage as can be purchased for an aggregate amount that is equal to three hundred percent (300%) of the annual premium for such policies for the Company’s and its Subsidiaries’ current fiscal year. Parent shall cause the Surviving Corporation to comply with its obligations under such policies for the full term of at least six years.

(d)  Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) with respect to which an Indemnified Party is entitled to indemnification is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, then the provisions of this Section 5.9 shall continue in effect until the final disposition of such Action.

(e)  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)  In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.9.

5.10.         Employee Matters.  As of the Effective Time, Parent shall provide the employees of the Company who are employed by Parent or one of its Subsidiaries after the Effective Time (the “Continuing Employees”) and their dependents, as applicable, with either, or a combination of, (a) comparable types and levels of employee benefits as those provided to similarly situated employees of Parent or its Subsidiaries and their dependents, as applicable, pursuant to the terms of the employee benefit arrangements of Parent (such arrangements the  “Parent Benefit Arrangements”), or (b) benefits under the Current Employee Benefit Plans, all or some of which Parent may continue to sponsor on and after the Closing Date (the “Continued Plans”).  To the extent Parent elects to provide employee benefits to the Continuing Employees and their dependents, as applicable, pursuant to clause (b) above, the Continuing Employees shall be entitled to participate in the Continued Plans from and after the Closing Date until such time that Parent suspends participation in or terminates such Continued Plans (the “Transition Period”); provided, that in any event, the Continuing Employees shall be entitled to participate in the Continued Plans for the remainder of the calendar year in which the Effective Time occurs.  Upon the expiration of the Transition Period, the Continuing Employees shall then be entitled to participate in the Parent Benefit Arrangements. To the extent the Continuing Employees participate in a Parent Benefit Arrangement, Parent shall, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under such Parent Benefit Arrangement, provide that such Continuing Employees shall receive service credit under such Parent Benefit Arrangement for their period of service with the Company and its Subsidiaries and predecessors prior to the Effective Time, except where doing so would cause a duplication of benefits.  Parent shall waive all limitations as to preexisting condition exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements in connection with the medical, dental and vision benefits that such Continuing Employees may be eligible to receive pursuant to a Parent Benefit Arrangement after the Effective Time.  Parent shall also provide the Continuing Employees with credit for any co-payments, deductibles and offsets made pursuant to the applicable Current Employee Benefit Plans described in Section 3.19(f) for the purposes of satisfying any applicable deductible or out-of-pocket expenses under any Parent Benefit Arrangement in the calendar year, plan year or policy year (as applicable under the terms of such Parent Benefit Arrangement) in which the Effective Time occurs.  Any vacation or paid time off that is accrued and unused by a Continuing Employee prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time and thereafter shall be carried forward subject to Parent’s policies and procedures. Nothing in this Section 5.10 shall be construed to limit the right of Parent or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any Continued Plan or other Employee Benefit Plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 5.10 be construed to prohibit Parent or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) from terminating the employment of any particular Continuing Employee following the Closing Date.  Without limiting the generality of Section 8.7, nothing in this Section 5.10 shall: (a) grant any rights or benefits to any Person other than the Parties or (b) amend, or may be construed as amending, any Current Employee Benefit Plan, Parent Benefit Arrangement or any other employee benefit plan.

5.11.         Takeover Laws.  If any Takeover Law shall become applicable to the Offer, the Merger or the other transactions contemplated hereby, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Takeover Law on the Offer, the Merger and the other transactions contemplated hereby.

5.12.         Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Common Stock (including derivative securities with respect to such shares of Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13.          Rule 14d-10(d).

(a)  The Company shall provide to Parent within five Business Days following the execution date of this Agreement a true and complete copy of any resolutions of the Board of Directors, or the Company Compensation Committee, reflecting any approvals and actions referred to in the last sentence of Section 3.19(g) to the extent taken prior to the date of this Agreement.  Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries will not, after the date hereof, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided or to be provided, in each case to any current or former director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries (“Company Personnel”).

(b)  In the event that, during the period beginning on the date of this Agreement and ending not less than five days prior to the Expiration Date, Parent requests that the Company Compensation Committee consider whether any plan, program, agreement or arrangement that Parent proposes to enter into, establish, amend or modify pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any Company Personnel (each such plan, program, agreement or arrangement, a “Post-Signing Arrangement”), would constitute an Employment Compensation Arrangement and provides the Company with such information with respect to such Post-Signing Arrangement as the Company may reasonably request, the Company Compensation Committee will promptly, and in any event prior to the Expiration Date, consider such Post-Signing Arrangement at a meeting duly called and held.  In the event that, following such consideration, the Company Compensation Committee determines in good faith that such Post-Signing Arrangement constitutes an Employment Compensation Arrangement, at such meeting the Company Compensation Committee shall take all such steps as may be necessary to (i) approve as an Employment Compensation Arrangement such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) promulgated under the Exchange Act with respect to such plan, program, agreement, arrangement, understanding, payment or benefit.

(c)  At the time of any action by the Company Compensation Committee described in this Section 5.13, each member of the Company Compensation Committee shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) promulgated under the Exchange Act.

5.14.          Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense of any stockholder litigation against the Company or its officers or directors relating to the transactions contemplated by this Agreement.

5.15.          Stock Exchange Delisting.  After the date hereof and prior to the Acceptance Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary and appropriate on its part under applicable Laws and rules and policies of NYSE AMEX and the other exchanges on which the Common Stock is listed to maintain the Company’s listing thereon.  Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary and appropriate on its part under applicable Laws and rules and policies of NYSE AMEX and the other exchanges on which the Common Stock is listed to enable the delisting by the Surviving Corporation of the shares of Common Stock from NYSE AMEX and the other exchanges on which the Common Stock is listed and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.16.         Environmental Matters.  In the event that the Parties are unable to secure a determination from the New Jersey Department of Environmental Protection (“NJDEP”) in the form of a Letter of Non-Applicability that the transactions contemplated by this Agreement are not subject to ISRA, or the parties do not otherwise agree that ISRA is inapplicable, then the Parties agree to the following:

(a)           In connection with the transactions contemplated by this Agreement, the Company shall initiate compliance with the requirements of ISRA within five days of execution of the Agreement, and thereafter shall either obtain a Final Remediation document as defined at N.J.A.C. 7:26B-1.4, or submit a Remediation Certification accompanied by a Remediation Funding Source, in accordance with the procedures and requirements set forth in N.J.A.C. 7:26B-4 et seq. and N.J.A.C. 7:26B-6.1 4 et seq. as well as any and all notices as set forth in N.J.A.C. 7:26B-3.1 4 et seq. to NJDEP; and

(b) The Company is responsible and liable for all requirements and liabilities set forth in and that may arise from ISRA.  The Company, at its reasonable cost and expense, shall take any and all steps required by ISRA, including without limitation, preparation and implementation of sampling plans, cleanup plans, underground storage tank closure plans, closure or post-closure activities, health and safety plans, preliminary assessment plans and reports, remedial investigation plans and reports, remedial action plans and reports, risk assessment or the equivalent.

5.17.         Closing Conditions.  Subject to any exceptions contained in Section 5.4(c), (a) each of the Parties shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and to cause to be fulfilled the conditions to closing under this Agreement and (b) each Party hereto, at the reasonable request of another Party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

ARTICLE SIX
CONDITIONS TO THE MERGER

6.1.           Conditions to Each Party’s Obligation to Effect the Merger.

(a)  Unless the Merger is consummated pursuant to Section 253 of the DGCL, the Company Stockholder Approval shall have been obtained.

(b)  Any waiting period (and any extension thereof) applicable to the Merger under any Antitrust Law shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Merger Sub or the Surviving Corporation in connection therewith.

(c)  No Governmental Authority having jurisdiction over any party shall have enacted, promulgated, issued, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger.

(d)  Merger Sub shall have accepted for purchase and payment the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms hereof and thereof; provided, however, that neither Parent nor Merger Sub shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Merger Sub fails to purchase and pay for any shares of Common Stock validly tendered and not properly withdrawn.

ARTICLE SEVEN
TERMINATION, AMENDMENT AND WAIVER

7.1.           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company:

(a)  by mutual written consent of Parent, Merger Sub and the Company (subject to Section 1.4(b));

(b)  by either the Company or Parent, if:

(i)  the Acceptance Time has not occurred by March 15, 2010 (the “Outside Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of this Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer set forth in Annex B; or

(ii)  if any Order issued by a court of competent jurisdiction or by a Governmental Authority, or Law or other legal restraint or prohibition in each case making the Merger or any other material transaction contemplated by this Agreement illegal or permanently restraining, enjoining, or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable;

(c)  by Parent prior to the Acceptance Date, if:

(i)  (A) an Adverse Recommendation Change shall have occurred, (B) in the event of any tender or exchange offer that is commenced or an Acquisition Proposal that is made in writing to the Company and publicly disseminated, within ten Business Days after a written request from Parent that it do so, the Company shall not have made public a statement unconditionally reaffirming the Recommendation or (C) the Company or the Board of Directors shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 5.3;

(ii)  the Company shall have breached any of its representations or warranties or failed to perform in any material respect the obligations to be performed by it under this Agreement, which breach or failure to perform (1) would give rise to the failure of a Tender Offer Condition set forth in paragraphs (i) or (ii) of clause (c) of Annex B and (2) is incapable of being cured by the Company or has not been cured by the Company within 30 days after written notice has been given by Parent to the Company of such breach or failure to perform; provided, however, that at the time of the delivery or receipt of such written notice, each of Parent and Merger Sub shall not be in breach of any of its obligations under this Agreement; or

(iii)  a Company Material Adverse Effect shall have occurred since the date of this Agreement and such Company Material Adverse Effect is not curable within 30 days after the occurrence of such Company Material Adverse Effect;

(d)  by the Company, if prior to the Acceptance Date:

(i)  Parent or Merger Sub shall have (A) failed to perform in any material respect the obligations to be performed by it under this Agreement or (B) breached any of Parent’s or Merger Sub’s representations and warranties, which breach or failure to perform, in each case such that it would reasonably be expected to, individually or in the aggregate, materially adversely affect Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or such that the conditions set forth in Section 6.1 would not be satisfied and, in the case of either clause (A) or (B) is incapable of being cured by Parent or Merger Sub, as applicable, or has not be cured by Parent or Merger Sub, as applicable, within 30 days after written notice has been given by the Company to Parent of such breach or failure; provided, that at the time of the delivery or receipt of such written notice, the Company shall not be in breach of any of its obligations under this Agreement; or

(ii)  the Board of Directors authorizes the Company, in compliance with Section 5.3, to enter into a definitive agreement (not including an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the Company substantially concurrently with such termination, pays to Parent in immediately available funds the fee required to be paid pursuant to Section 7.3(a)(iii) and the Board of Directors concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

The Party desiring to terminate this Agreement shall give written notice of such termination to the other Party.  Where a Party may terminate this Agreement pursuant to one or more provisions of this Section 7.1, such Party may designate the provision pursuant to which such termination shall be treated for purposes of Section 7.3.

7.2.           Effect of Termination.  Upon the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void except for the provisions of (a) Section 7.3 and (b) ARTICLE EIGHT, which shall survive such termination; provided, that nothing herein shall relieve any party from liability or damages for any willful or intentional breach of this Agreement or fraud, in which case the aggrieved party shall be entitled to all rights and remedies (including damages) available at Law or equity.  The Confidentiality Agreement between Parent and the Company dated September 10, 2009 (the “Confidentiality Agreement”) shall survive termination of this Agreement and shall continue in effect in accordance with its terms.

7.3.           Fees and Expenses.

(a)  In the event that:

(i)  (A) an Acquisition Proposal shall have been made to the Company or shall have been made directly to its stockholders generally following the date of this Agreement, and thereafter (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) solely as a result of the failure to satisfy the Minimum Condition and (C) the Company consummates a transaction contemplated by any Acquisition Proposal (replacing “20%” in the definition thereof with “50%”) within 12 months of the date this Agreement is terminated;

(ii)  this Agreement is terminated by Parent pursuant to Section 7.1(c)(i); or

(iii)  this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay to Parent a termination fee of $2,000,000 (the “Termination Fee”).  Any payment of the Termination Fee required to be made pursuant to clause (i) of this Section 7.3(a) shall be made to Parent substantially concurrently with consummation of the transaction contemplated by the Acquisition Proposal referred to therein; any payment of the Termination Fee required to be made pursuant to clause (ii) of this Section 7.3(a) shall be made to Parent promptly following the termination of the Agreement pursuant to Section 7.1(c)(i); and any payment of the Termination Fee required to be made pursuant to clause (iii) of this Section 7.3(a) shall be made at the time provided for in Section 7.1(d)(ii).

(b)  In the event that the Termination Fee is payable to Parent pursuant to Section 7.3, then in addition to the Termination Fee, the Company also shall pay to Parent $1,000,000 in reimbursement of out of pocket fees and expenses (including legal and other third party advisors fees and expenses) incurred by Parent and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Parent Expenses”).  The Company shall pay to Parent the Parent Expenses payable pursuant to this Section 7.3(b) concurrently with the Termination Fee.

(c)  All such payments to be made to Parent pursuant to this Section 7.3 shall be made by wire transfer of immediately available funds to an account to be designated by Parent or, if Parent fails to timely designate an account, by cashier’s check payable to the order of Parent delivered to Parent at the address specified in Section 8.3.

(d)  Except as set forth in Section 7.3(b), fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(e)  In the event that the Company shall fail to pay the Termination Fee and/or Parent Expenses required pursuant to this Section 7.3 when due, such Termination Fee and/or Parent Expenses, as the case may be, shall accrue interest for the period commencing on the date such Termination Fee and/or Parent Expenses, as the case may be, became past due, at the rate of interest per annum equal to LIBOR plus 300 basis points from such date to the date of payment.  In addition, if the Company shall fail to pay such Termination Fee and/or Parent Expenses, as the case may be, when due, the Company shall also pay to Parent all of Parent’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such Termination Fee and/or Parent Expenses, as the case may be.

(f)  The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the Agreement and the transactions contemplated hereby and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.  Each of the Parties acknowledges that the Termination Fee and the Parent Expenses are not penalties, but rather reasonable amounts that will compensate Parent and Merger Sub for the costs, expenses, efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  Each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its affiliates that in the event that the Termination Fee and the Parent Expenses become payable and is paid by the Company pursuant to this Section 7.3, except as provided below and except for any amounts payable pursuant to Section 7.3(e), the right to receive the Termination Fee and/or Parent Expenses shall constitute each of Parent’s and Merger Sub’s and each of their affiliates’ and Representatives’ sole and exclusive remedy under this Agreement; provided, however, that with respect to any termination pursuant to Section 7.1(c)(i)(C), or in the event of a willful or intentional breach of this Agreement or fraud as described in Section 7.2, in addition to the Termination Fee, the Company will not be relieved of any liability for damages to the extent set forth in Section 7.2.

7.4.           Extension; Waiver.  At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law, subject to Section 7.5 and Section 1.4(b), (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder or otherwise requires the approval of stockholders in accordance with applicable Law or the rules of the NYSE Amex without the approval of such stockholders.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

7.5.           Amendment.  This Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors (subject to Section 1.4(b)) at any time prior to the Effective Time; provided, however, that, after any approval of the Agreement by the stockholders of the Company, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the Parties.

ARTICLE EIGHT
GENERAL PROVISIONS

8.1.           Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This ARTICLE EIGHT, the agreements of Parent, Merger Sub and the Company contained in Section 7.3 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger.

8.2.           Parent Guarantee.  Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub under this Agreement, the Offer, the Merger and the transactions contemplated hereby and thereby.  As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement, the Offer, the Merger and the transactions contemplated hereby and thereby and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or failure to perform by Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance.

8.3.           Notices.  All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram, or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.3):

if to Parent, Merger Sub or the Surviving Corporation:

Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902
Attention:  Augustus I. DuPont
Fax:  (203) 363-7350

with a copy to:
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
Attention:  Eric Simonson
Fax:  (212) 536-3901

if to the Company:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006
Attention:  Mason N. Carter
Fax:  (973) 882-5989

with copies to:

Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Attention:  David H. Landau
Fax:  (212) 940-8776

8.4.           Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to Parent or the Surviving Corporation.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement in a mutually acceptable manner so as to effect the original intent of the Parties as closely as possible with respect to the consummation of the Merger.

8.5.           Entire Agreement.  This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter, the Tender Agreements and the other documents delivered pursuant hereto) and the Confidentiality Agreement, constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.6.           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties.  No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

8.7.           Parties in Interest.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than (a) with respect to the provisions of Section 5.9, which shall inure to the benefit of the Persons benefiting therefrom, who are hereby intended to be third-party beneficiaries thereof, (b) the right of the Company on behalf of its stockholders to pursue damages in the event of Parent’s or Merger Sub’s willful or intentional breach of this Agreement, (c) after the Effective Time, the rights of the holders of Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement and (d) after the Effective Time, the rights of the holders of Company Stock Options and restricted stock to receive the payments contemplated by the applicable provisions of Section 2.13 in accordance with the terms and conditions of this Agreement, which rights are hereby acknowledged and agreed by Parent, Merger Sub and the Company.

8.8.           Specific Performance.  The Parties hereto agree that irreparable damage may occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof, in addition to any other remedy at Law or equity.

8.9.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.10.         Jurisdiction.  Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.11.         Waiver of Jury Trial.  EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.12.         Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8.13.         Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

8.14.         Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CRANE CO.

By:	/s/ Eric C. Fast

Printed Name: Eric C. Fast
Title:

CRANE MERGER CO.

By:	/s/ Timothy J. MacCarrick

Printed Name: Timothy J. MacCarrick
Title:

MERRIMAC INDUSTRIES, INC.

By:	/s/ Mason N. Carter

Printed Name: Mason N. Carter
Title: Chairman, President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX A
INDEX OF DEFINED TERMS

Defined Term	Section

Acceptable Confidentiality Agreement	Section 5.3(h)(i)
Acceptance Date	Section 1.1(f)
Acquisition Proposal	Section 5.3(h)(ii)
Adverse Recommendation Change	Section 5.3(c)
Agreement	Introduction
Alternative Acquisition Agreement	Section 5.3(c)
Antitrust Laws	Section 3.4(b)
Appraisal Shares	Section 2.8(b)
Board Actions	Section 3.3
Board of Directors	Introduction
Board Percentage	Section 1.4(a)
Business Days	Section 1.1(a)
Bylaws	Section 3.1
CAA	Section 3.18(d)
CERCLA	Section 3.18(d)
Certificate of Incorporation	Section 3.1
Certificate of Merger	Section 2.3
Certificates	Section 2.8(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.9(d)
Common Stock	Introduction
Commonly Controlled Entity	Section 3.19(g)
Company	Introduction
Company Arrangements	Section 3.19(h)
Company Compensation Committee	Section 3.19(h)
Company Disclosure Documents	Section 3.23(a)
Company Disclosure Letter	Introduction
Company Equity Awards	Section 2.13(d)
Company Financial Advisor	Section 5.3(b)
Company Financial Statements	Section 3.7(b)
Company Form 10-K	Section 3.1
Company IP Agreements	Section 3.12(c)
Company Material Adverse Effect	Section 3.4(a)
Company Meeting	Section 5.1(b)
Company Personnel	Section 5.13(a)
Company Restricted Stock Units	Section 2.13(b)
Company SEC Filings	Section 3.7(a)
Company Stock Option Awards	Section 2.13(a)
Company Stock Plans	Section 2.13(a)
Company Stockholder Approval	Section 3.3
Confidential Information	Section 3.12(i)
Confidentiality Agreement	Section 7.2
Continued Plans	Section 5.10
Continuing Employees	Section 5.10
Contract	Section 3.4(a)
Costs	Section 5.9(a)
Covered Securityholders	Section 3.19(h)
Current Employee Benefit Plan	Section 3.19(g)

Defined Term	Section

CWA	Section 3.18(d)
D&O Insurance	Section 5.9(c)
DGCL	Introduction
Effective Time	Section 2.3
Employee Benefit Plan	Section 3.19(g)
Employment Compensation Arrangement	Section 3.19(h)
Encumber or Encumbering	Section 3.9
Encumbrance	Section 3.9
Environmental Laws	Section 3.18(d)
EPCRKA	Section 3.18(d)
Equity Award Restrictive Covenants	Section 2.13(d)
ERISA	Section 3.19(g)
ESPP	Section 2.13(c)
ESPP Exercise Date	Section 2.13(c)
Exchange Act	Section 3.4(b)
Expiration Date	Section 1.1(d)
FCPA	Section 3.16(b)
Final Remediation Document	Section 5.16(a)
Foreign Export and Import Laws	Section 3.5(b)
Foreign Plan	Section 3.19(g)
GAAP	Section 3.7(b)
Government Contract	Section 3.14(d)
Governmental Antitrust Authority	Section 5.4(b)
Governmental Authority	Section 3.4(b)
Hazardous Materials	Section 3.18(d)
Indemnified Party	Section 5.9(a)
Independent Director	Section 1.4(a)
Intellectual Property	Section 3.12(b)
IRS	Section 3.10(o)
ISRA	Section 3.4(b)
Joint Defense Agreement	Section 5.4(a)
Knowledge	Section 3.5(b)
Latest Balance Sheet	Section 3.8
Law	Section 3.1
Material Contract	Section 3.14(a)
Merger	Introduction
Merger Consideration	Section 2.8(a)
Merger Sub	Introduction
Minimum Condition	Annex B
Money Laundering Laws	Section 3.16(c)
NJDEP	Section 5.16
NYSE AMEX	Section 1.1(d)
Offer	Introduction
Offer Documents	Section 1.1(a)
Open Source Software	Section 3.12(k)
Option Award Consideration	Section 2.13(a)
Order	Section 3.4(a)
Outside Date	Section 7.1(b)(i)
Owned Registered Intellectual Property	Section 3.12(a)
Parent	Introduction
Parent Arrangements	Section 4.10

Defined Term	Section

Parent Benefit Arrangements	Section 5.10
Parent Board	Section 4.10
Parent Disclosure Documents	Section 4.4(a)
Parent Expenses	Section 7.2(b)
Party or Parties	Introduction
Paying Agent	Section 2.9(a)
Payment Account	Section 2.9(b)
PBGC	Section 3.19(g)
Per Common Share Price	Section 1.3(a)
Per Share Amount	Section 1.1(a)
Permitted Encumbrances	Section 3.11
Person	Section 3.10(o)
Post-Signing Arrangement	Section 5.13(b)
Preferred Stock	Section 3.2(a)
Proceeding	Section 3.6
Proposal	Section 3.14(d)
Proxy Statement	Section 3.23(b)
Qualified Employee Benefit Plan	Section 3.19(b)
RCRA	Section 3.18(d)
Recommendation	Section 3.3
Regulation S-K	Section 3.7(b)
Representatives	Section 5.3(a)
Restricted Stock Unit Consideration	Section 2.13(b)
Rights	Introduction
Rights Agreement	Introduction
Schedule 14D-9	Section 1.2(b)
Schedule TO	Section 1.1(a)
SEC	Section 1.1(a)
Section 262	Section 2.8(b)
Securities Act	Section 1.3(a)
Short-Form Merger	Section 2.7
Software	Section 3.12(b)
SOX	Section 3.7(e)
Subsidiary	Section 3.1
Subsidiary Charter Documents	Section 3.1
Superior Proposal	Section 5.3(h)(iii)
Surviving Corporation	Section 2.1
Takeover Laws	Section 3.3
Tax or Taxes	Section 3.10(o)
Tax Return	Section 3.10(o)
Taxing Authority	Section 3.10(o)
Tender Agreements	Introduction
Tender Offer Conditions	Section 1.1(a)
Termination Fee	Section 7.3(a)
Top-Up Option	Section 1.3(a)
Top-Up Option Shares	Section 1.3(a)
Transition Period	Section 5.10
TSCA	Section 3.18(d)
U.S. Export and Import Laws	Section 3.5(b)

ANNEX B
CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Common Stock promptly after termination or withdrawal of the Offer), pay, and (subject to any such rules or regulations) may, to the extent expressly permitted by this Agreement, delay the acceptance for payment for, or the payment for, any shares of Common Stock validly tendered and not properly withdrawn, and, to the extent permitted by this Agreement, may amend or terminate the Offer if:  (a) there shall not have been validly tendered and not properly withdrawn on or prior to the Expiration Date the number of shares of Common Stock which, when taken together with the shares of Common Stock, if any, beneficially owned by Parent, Merger Sub or any of their affiliates, represents at least a majority of the total outstanding shares of Common Stock immediately prior to the Acceptance Date ((i) assuming the issuance of all shares of Common Stock (other than the Top-Up Option Shares and any shares of Common Stock reserved for issuance pursuant to the Rights) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 shall be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (ii) excluding shares of Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the applicable time) (the “Minimum Condition”); (b) all applicable waiting periods under any applicable Antitrust Laws shall not have expired or been earlier terminated or (c) at any time after the date of this Agreement and before the Expiration Date, any of the following events shall occur and be continuing as of the Expiration Date:

(i)  any of the representations and warranties of the Company set forth in this Agreement (other than in Sections 3.2, 3.3, 3.24 and 3.26) shall not be true and correct (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect” or other similar qualifiers set forth therein) as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct has not had, and would not have, a Company Material Adverse Effect;

(ii) any of the representations and warranties set forth in Sections 3.2, 3.3, 3.24 and 3.26 of this Agreement shall not be true and correct in all material respects as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date);

(iii)  the Company shall have failed to perform in any material respect the obligations, and failed to comply in any material respect with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement, and such failure to perform and such failure to comply shall not have been cured at or prior to the Expiration Date;

(iv)  a Company Material Adverse Effect shall have occurred since the date of this Agreement;

(v)  Parent shall not have received a certificate, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (solely in his or her capacity as an officer of the Company without personal liability), to the effect that the conditions set forth in paragraphs (i)-(iv) hereof have been satisfied as of the Expiration Date;

(vi)  there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental Authority that would or that seeks or is reasonably likely to (A) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the shares of Common Stock by Merger Sub or Parent or the consummation of the transactions contemplated by this Agreement, (B) impose limitations on the ability of Merger Sub or Parent to effectively exercise full rights of ownership of the shares of Common Stock, including the right to vote the shares of Common Stock purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including the adoption of the Agreement and approval of the transactions contemplated by this Agreement), (C) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s, Merger Sub’s or any of their affiliates’ ownership or operation of all or substantially all of the businesses and assets of the Company and its Subsidiaries, taken as a whole, or, as a result of the transactions contemplated by this Agreement, of Parent and the Company Subsidiaries, taken as a whole or (D) subject to Section 5.4(a)(iii) and Section 5.4(c), compel Parent, Merger Sub or any of their affiliates to dispose of any shares of Common Stock, or, as a result of the transactions contemplated by this Agreement, compel Parent, Merger Sub or any of their affiliates to dispose of or hold separate any portion of the businesses or assets of the Company and its Subsidiaries taken as a whole, or of Parent and its Subsidiaries, taken as a whole; or

(vii)  this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Merger Sub and may, solely to the extent permitted by Section 1.1 of this Agreement, be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time prior to the Expiration Date in their sole and absolute discretion.